Exhibit 99.4

Annual Report to Shareholders

Management’s Discussion and Analysis

     The following Management’s Discussion and Analysis (“MD&A”) of Gold Reserve Inc. (“Gold Reserve”, the “Company”, “we”, “us”, or “our”) should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2016 and 2015, the related notes contained therein as well as the 2015 MD&A. This MD&A has been approved by our Board of Directors (the “Board”) and is dated April 28, 2017.

CURRENCY

     Unless otherwise indicated, all references to “$”, “U.S. $” or “U.S. dollars” in this MD&A refer to U.S. dollars and references to “Cdn$” or “Canadian dollars” refer to Canadian dollars. The 12 month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last two calendar years equaled 0.7544 and 0.7820, respectively, and the exchange rate at the end of each such period equaled 0.7448 and 0.7226, respectively.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

     The information presented or incorporated by reference in this MD&A contains both historical information and “forward-looking statements” (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) or “forward looking information” (within the meaning of applicable Cana-dian securities laws) (collectively referred to herein as “forward looking statements”) that may state our intentions, hopes, beliefs, expectations or predictions for the future.

     Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause our actual financial results, performance or achievements to be materially different from those expressed or implied herein and many of which are outside our control.

     Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-

looking statements. The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to provide any assurances as to future results.

     Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including without limitation:

  delay or failure by the Bolivarian Republic of Venezuela (“Venezuela”) to make payments or otherwise honor its commitments under the settlement agreement (as amended, the “Settle- ment Agreement”), including with respect to the sale of our technical mining data related to the Brisas Project (the “Mining Data”);
  the ability of the Company and Venezuela to (i) successfully overcome any legal or regulatory obstacles to operate the Mixed Company for the purposes of developing the Brisas Cristinas Project (as herein defined), (ii) the completion of any additional definitive documentation and final- ization of any remaining governmental approvals and (iii) obtain financing to fund the capital costs of the Brisas Cristinas Project;
  risks associated with exploration, delineation of adequate reserves, regulatory and permitting obstacles and other risks associated with the development of the Brisas Cristinas Project;
  local risks associated with the concentration of our future operations and assets in Venezuela, including operational, security, regulatory, political and economic risks;
  our ability to resume our efforts to enforce and collect the International Centre for the Settlement of Investment Disputes (“ICSID”) arbitral award (the “Award”), including the associated costs of such enforcement and collection effort and the timing and success of that effort, if Venezuela fails to make payments under the Settlement Agreement, it is terminated and further efforts to consummate the Settlement Agreement are abandoned;
  pending the receipt of payments under the Settle- ment Agreement or otherwise, our continued ability to service or restructure our outstanding notes or other obligations as they come due and access future additional funding, when required, for ongoing liquidity and capital resources;
  shareholder dilution resulting from future restruc- turing, refinancing and/or conversion of our outstanding notes or from the sale of additional equity, if required;
  value realized from the disposition of the remaining Brisas Project related assets, if any;
  our prospects in general for the identification, exploration and development of mining projects and other risks normally incident to the explor- ation, development and operation of mining properties, including our ability to achieve revenue producing operations in the future;
  abilities and continued participation by certain employees; and
  U.S. and/or Canadian tax laws to which we are subject.

     This list is not exhaustive of the factors that may affect any of our forward-looking statements. See

“Risk Factors.”

     Investors are cautioned not to put undue reliance on forward-looking statements, whether in this document, other documents periodically furnished or filed with the U.S. Securities and Exchange Commission (the “SEC”) or other securities regulators or presented on our website. Forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable rules promulgated by the SEC and the Ontario Securities Commission (the “OSC”). Investors are urged to read our filings with U.S. and Canadian securities regulatory authorities, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

     Gold Reserve, an exploration stage mining company, is engaged in the business of acquiring, exploring and developing mining projects. Management’s recent activities, as more fully discussed below have focused on:

SETTLEMENT AGREEMENT

  The signing of a Memorandum of Understanding (the “MOU”) in February 2016 with the Bolivarian Republic of Venezuela (“Venezuela”) that contem- plated settlement, including payment and resolu- tion, of the Award granted in our favor by ICSID in respect of the Brisas Project and the transfer of the Mining Data;
  The execution of a Settlement Agreement in July 2016 with Venezuela which provided for payment of the Award (including accrued interest) in the amount of approximately $770 million in respect of the Brisas project and the acquisition by Venezuela of the Mining Data for $240 million;
  The execution of addendums to the Settlement Agreement in early November and again in early December 2016 whereby the parties agreed to revise the payment schedule. Any payments pursuant to the Settlement Agreement continue to be contingent upon Venezuela obtaining the necessary financing, which has not occurred and, as a result, as of the date of this report no payments have been made by Venezuela; and
  At the passing of the last agreed upon payment date, the board of directors chose to not formally terminate the Settlement Agreement as a result of the delay in the initial agreed upon payment(s), but instead instructed management to continue all efforts to work with Venezuela to complete the terms of the Settlement Agreement. Manage- ment has recently proposed and Venezuela is currently considering a third addendum to the Settlement Agreement, whereby the parties would agree, among other things, to revise the previously proposed payment schedule.

MIXED COMPANY AGREEMENT

  The parties signed an agreement (“Mixed Company Agreement”) on August 7, 2016, for the formation of a jointly owned company (“Mixed Company”) to develop the Brisas and the adjacent Cristinas gold-copper project (the “Brisas Cristinas Project”);
  Formed GR Mining (Barbados) Inc. (“GR Mining”) and GR Engineering (Barbados) Inc. (“GR Engi- neering”) in early 2016. GR Mining was formed to hold our interest in Siembra Minera and provide for the management of the development and operation of the Brisas Cristinas Project and GR
  Engineering was formed to provide technical services to Siembra Minera; and
  Established Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”), the Mixed Company that will develop the Brisas Cristinas Project, in October 2016.

PRIVATE PLACEMENT

  Completed a non-brokered private placement in May 2016 for the issuance of 8,562,500 Class A common shares at $4.00 per share for gross pro- ceeds of $34.3 million.

AWARD ENFORCEMENT

  Due to the rejection on February 7, 2017 by the Paris Court of Appeal of Venezuela’s annulment arguments and the issuance of a judgment dismis- sing the applications filed by Venezuela pending before the French courts in relation to the Award we initiated service to accelerate Venezuela’s appeal before the French Cour de cassation, which is the court of final resort in the French judicial system. Regardless of whether Venezuela files an appeal to the Cour de cassation, the exequatur previously achieved by us remains in full force and effect; and
  Continued legal efforts in the United States and Luxembourg to posture the Company for future legal activities related to enforcement of the Award.

OTHER

  Continued to pursue the sale of the Brisas Project equipment; and
  Pursued activities related to the LMS property in Alaska.

EXPLORATION PROSPECTS

BRISAS CRISTINAS PROJECT

Empresa Mixta Ecosocialista Siembra Minera, S.A.

     In August 2016, we executed an agreement with Venezuela for the formation of a jointly owned Mixed Company to develop and operate the Brisas Cristinas Project. On September 29, 2016 a Presidential Decree was issued authorizing the formation of Siembra Minera.

     In anticipation of the Mixed Company Agreement, GR Mining and GR Engineering were formed in early 2016. GR Mining was formed to hold our interest in Siembra Minera and provide for the management of the development and operation of the Brisas Cristinas Project and GR Engineering was formed to provide technical services to Siembra Minera. Siembra Minera is owned 55% by Venezuela through Corporacion Venezolana De Mineria, S.A. (a Venezuelan government corporation) and 45% by GR Mining.

     The completion of the Mixed Company Agreement was based upon extensive long-term negotiations with Venezuelan authorities, related to significant business terms, including economic conditions and various decrees and resolutions impacting the entity envisioned to develop the Brisas Cristinas Project. Concurrent with those activities, we developed the Business Plan for the Brisas Cristinas Project with broad input from our engineering consultant. Thereafter we met with and reviewed the Business Plan with PDVSA Development. These discussions were central to our joint agreement to revise royalty and income tax rates related to the Project resulting in parties concluding negotiations and coming to an agreement. Thereafter, from April to July 2016, we negotiated the various terms of the articles of incorporation and by-laws of Siembra Minera. On October 4th, Siembra Minera was duly incorporated before the Register Office in Puerto Ordaz, Bolivar state and published its incorporation in Official Gazzete No. 41.002 of that same date.

     On October 31, 2016, the Ministry of Mines issued Resolution 000030 which was published in the Official Gazzette No. 41.022 on November 2, 2016, assigning the area (approximately 18,950 hectares) including the Brisas Cristinas area to Siembra Minera. On March 27, 2017, Presidential Decrees were issued transferring all of the gold and strategic minerals (including copper and silver) rights to Siembra Minera.

     These Decrees also authorized a term of twenty years plus extensions, a NSR royalty of five percent for the first 10 years of production and six percent for the following 10 years and seven percent thereafter, a special advantage to Venezuela of three percent of gross sales and authorization to export and sell concentrate and doré containing gold, copper, silver and other strategic minerals outside of Venezuela and maintain foreign currency balances associated with sales proceeds.

     The significant negotiated terms related to the formation of Siembra Minera and its development and operation of the Brisas Cristinas Project include:

Siembra Minera holds the rights to the gold, cop-
silver and other strategic minerals contained
a 18,950 hectare area located in the Km
gold mining district of southeast Bolivar State
includes the Brisas Cristinas Project;
GR Engineering, under a Technical Services
will provide engineering, procurement
construction services to Siembra Minera for
fee of 5% over all costs of construction and
and, thereafter, for a fee of 5% over
costs during operations;
Presidential Decrees, within the legal framework
the “Orinoco Mining Arc” (created on February
2016 under Presidential Decree No. 2.248 as
area for national strategic development Official
No. 40.855), will or have been issued
provide for tax and fiscal incentives for mixed
operating in that area that include
from value added tax, stamp tax,
taxes and any taxes arising from the
of tangible or intangible assets, if
to the mixed companies by the parties and
same cost of electricity, diesel and gasoline as
incurred by the government or related entities;
Gold price participation, in accordance with an
upon formula resulting in specified respec-
percentages based on the sales price of gold
ounce. For sales up to $1,600 per ounce, net
will be allocated 55% to Venezuela and
to us. For sales greater than $1,600 per
the incremental amount will be allocated
to Venezuela and 30% to us. For example,
sales at $1,600 and $3,500 per ounce, net
will be allocated 55.0% – 45.0% and 60.5%
39.5%, respectively;
Net smelter return royalty (“NSR”) to Venezuela
the sale of gold, copper, silver and any other
minerals of 5% for the first ten years of
production, 6% for the next ten years
7% thereafter;
  Income tax rate of 14% for years one to five, 19% for years 6 to 10, 24% for years 11 to 15, 29% for years 16 to 20 and 34% thereafter;
  The Parties agreed to work together to complete financing(s) to jointly fund the contemplated $2.1 billion anticipated capital costs of the Brisas Cristinas project on behalf of Siembra Minera, which is expected to be comprised of a combi- nation of project financing, development agencies, equipment manufacturer, offtake and smelter financings. In order to facilitate the early startup of the pre-operation and construction activities, Venezuela agreed to advance $110.2 million to Siembra Minera, which will be repaid from the financing proceeds;
  Funds associated with future capital cost financings will be held in offshore US dollar accounts and dividends and profit distributions, if any, will be directly paid to the shareholders;
  All funds will be converted into local currency at the most favorable exchange rate offered by Venezuela to other entities to pay, as required, Venezuela income taxes and annual operating and capital costs denominated in Bolivars for the Brisas Cristinas Project. Venezuela agrees to use its best efforts to grant to Siembra Minera similar terms that would apply to the Brisas Cristinas Project in the event Venezuela enters into an agreement with a third party for the incorporation of a mixed company to perform similar activities with terms and conditions that are more favorable than the above tax and fiscal incentives;
  Venezuela will indemnify us and our affiliates against any future legal actions associated with the Brisas Cristinas Project; and
  The board of directors is comprised of seven individuals, of which four are appointed by Venezuela and three by us.

Brisas Cristinas Location

The Brisas Cristinas Project is located in the
Guyana region, in the Kilometer (Km) 88 gold mining
district of Bolivar State in southeast Venezuela. The
name Kilometer 88 for the district came from the area
being located near kilometer 88 marker of the road
linking El Dorado (Km 0) with the Brazilian border
(Pan American Highway or Highway 10). Las Claritas
is the closest town to the property. The closest nearby
large city is Puerto Ordaz situated on the Orinoco
River near its confluence with the Caroní River. Puerto
Ordaz is home to most of the major industrial facilities
like the aluminum smelters and port facilities accessible
to ocean-going vessels from the Atlantic Ocean via
the Orinoco River, a distance of about 200 kilometers.

Brisas Cristinas History

     Gold was first discovered in the Brisas Cristinas region in 1920. Gold mining at the site was initiated in the 1930’s and continued sporadically on a minor scale until the early 1980’s when a gold rush occurred. During this period it has been reported that several thousand small miners worked alluvial and saprolite-hosted gold deposits using hydraulic mining techniques. This material was processed in sluices and small hammer mills. Since the early 1960’s the mining ministry granted gold mining concessions in the Guayana region, including the 1964 Las Cristinas and the 1988 Brisas concessions with small scale mining activities continuing under a legal framework.

     Also, in the late 1980’s the mining ministry assigned to CVG, a state owned development corporation for the Guayana Region, the rights to grant gold mining operating contracts in the whole Guayana region, excluding the areas already under concession. Since Las Cristinas concessions had by then elapsed, CVG cleared the area of small miners and in 1991 established a joint venture with Placer Dome Inc. (“Placer”) named Minera Las Cristinas (MINCA), for the development of the property. At approximately the same time, in 1992 we acquired the Brisas concession initiating the exploration and development of the Brisas property. The amount of gold recovered over the years is unknown and much of the Brisas Cristinas project area now held by Siembra Minera is now void of any substantial vegetation and covered with tailings.

Las Cristinas

     Based on publicly available information, Placer conducted essentially all of the modern exploration on Cristinas during their tenure on the property from 1991 to 2001. Placer completed line cutting, mapping, rock and soil sampling, geophysics, and drilling of 1,174 drill holes for a total of 158,738 meters of drilling, resulting in a significant presence of gold and copper in the deposit. Placer’s drilling was conducted in essentially three phases – shallow drilling to test saprolite, bedrock drilling and infill drilling in saprolite, and finally infill drilling of the pit area. Placer completed a comprehensive feasibility study on the project in 1996 that was updated in 1998.

     After extensive exploration, Placer announced commencement of construction of the project in August 1997. However, in January 1998, Placer announced it had decided to suspend construction. Construction resumed once again in May 1999 but was again suspended in July 1999 due to uncertainties with respect to gold prices and legal security of title. Up until that time, Placer had reportedly spent US$168 million on the project.

     CVG took possession of the property in 2001 and in 2002 signed a mine operating agreement with Crystallex International (“Crystallex”) to explore, mine, and produce gold at Las Cristinas. Crystallex reportedly drilled 90 holes for a total of 28,427 meters from 2003 through early 2007. Crystallex’s 2003 drilling program twinned selected Placer holes to independently evaluate Placer’s drill-hole data and assay base. Crystallex’s subsequent drilling, conducted from 2004 through 2007, focused on infill drilling, drilling down-dip extensions of the stratiform mineralized zone, and exploring strike extensions of the deposit.

Brisas

     The Brisas concession was acquired by us in August 1992 with the acquisition of Compañia Aurifera Brisas del Cuyuni C.A. Prior to 1992, no known drill holes existed on the Brisas site. Initial work included surface mapping, regional geophysical surveys, and geochemical sampling. Several anomalies were identified on the property and drilling and assaying began in 1993. The presence of a large strata bound gold-copper mineralization was discovered in both alluvial and hard rock material early in the drilling program. Additional work followed with petrology, mineral studies, density tests, metallurgical sample collection, and laboratory test work.

     We commenced initial exploration drilling in 1993 utilizing both auger and core drilling methods. A majority of the exploration and development drilling took place in 1996 and 1997. From 1996 on, all exploration drilling was completed utilizing diamond drill core rigs. Additional exploration drilling was completed in 1999, 2003, 2004, and 2005. As of 2005, 802 exploration holes had been drilled of which 731 were diamond core holes. This represented 186,094 meters of exploration core drilling, and 189,985 total meters of exploration drilling, core and auger. Subsequent to 2005, 76 additional holes were drilled on the Brisas property for geotechnical and other studies.

     We completed and filed in August 2005 a Venezuelan Environmental and Social Impact Assessment (V-ESIA) for the Ministry of Environment and Natural Resources (“MARN”), with the assistance of a number of independent consultants. At the time the V-EISA satisfied Venezuelan requirements to obtain an “Administrative Authorization to Affect Natural Resources for Construction of Infrastructure and Exploitation of Alluvial and Vein Deposits of Gold and Copper,” which was granted by MARN. In addition, an International Environmental and Social Impact Assessment (I-ESIA) meeting World Bank Standards, the Equator Principles and any requirements desired by financing institutions was completed in draft form during the subsequent months.

     Detailed engineering, including construction drawings, site layout, manpower requirements, construction planning, and many other functions required in a project of this magnitude were substantially advanced through 2008 by SNC Lavalin and was approximately 85% complete by mid-2008. This was the final step in the engineering process for mine development work and is expected to be an important resource for the development of the Brisas Cristinas project.

Brisas Cristinas Combined

     Brisas and Cristinas properties are immediately adjacent to each other. Historical studies for both projects show their respective pit designs coming within a few hundred meters of each other and mineralization continuing in-line along strike over a distance of 5 to 6 kilometers covering both areas. The void between the projects, the Potaso area, had never been significantly drilled due to a large man-made lake that was a result of historical small miner activity. However, based on historical small miner activities in the immediate area and the alignment of strike and dip of mineralization being almost identical on both properties, we believed that it was highly likely that the mineralization continued between the pits.

     The concept of combining the Brisas and Cristinas properties was first evaluated in the year 2000 and as part of that effort we studied additional economic aspects of developing and exploiting the mineralization on the properties. It was determined that not only did the adjoining properties share one large, continuous mineral deposit, but developing and exploiting this mineralization in a combined project would have less impact on the environment than two separate projects, and as a result would create efficiencies and economies of scale that would enhance the combined project economics. The concept was developed utilizing Brisas information combined with available Cristinas data from public records and permit documents.

     In 2001 INGEOMIN, the Venezuelan government’s Geological & Mining Institute prepared a comprehensive report evaluating the environmental, social and economic impacts of the combined project being proposed by us and strongly recommended its implementation. However, Venezuela decided to move forward, on a standalone basis, with the Las Cristinas project with Crystallex while we continued our work on the combined project in parallel with our efforts to develop the Brisas Project.

     Multiple mineral resource estimates and feasibility studies, that are no longer current, have been completed on each individual property in the past and Siembra Minera plans to complete a new resource estimate on the combined properties in the future with a view to preparing a Preliminary Economic Assessment (“PEA”) in accordance with National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI 43-101”).

     We believe that based on previous studies the Brisas Cristinas Project has the potential to be a large open pit mining project. Our base plan is to combine the Brisas and Cristinas properties into one project and utilize the 2008 Brisas design and layout as an initial blue print. This concept eliminates the duplication of infrastructure facilities and staff from the previously independent project plans. It reduces the project footprint or disturbed ground by 30 to 40% of the area from what was anticipated for the independently developed projects. As a result, it allows the down-dip expansion of the pit area for increased recovery of additional potential ore resources while reducing related environmental impacts significantly. The Brisas site would be the starting point for the project due to its advanced stage of design, environmental permitting and readiness for construction activity.

Brisas Cristinas Project Completed Activities

     Siembra Minera held its first meeting of shareholders and its board of directors in October 2016 where the appointment of the directors was confirmed and key strategic issues associated with the startup of the initial activities of Siembra Minera were discussed. A second board meeting was held in early 2017, in the office of the Ministry of Mines, with the presence of the Directors, Legal Consultant, and Secretary of Siembra Minera, again the discussions covered key strategic issues.

     Subsequent to the October board meeting, we traveled to Germany with Venezuelan representatives to meet with a German smelter company resulting in a signed letter of intent through which the smelter expressed its interest in a future service agreement including possible financing conditions and offering the plant’s available capacity to process 60 to 100% of the copper concentrate for 10 to 15 years.

     The primary activities of Siembra Minera since its formation has included:

  Established bank accounts in both offshore US$ accounts and Venezuelan Bolivars. External auditors have been identified and formal desig- nation will occur during upcoming board meetings. Certain key employees have been engaged and additional initial interviews completed. Potential office locations in Caracas and Puerto Ordaz have been identified;
  Initiated discussions whereby the parties are working on a draft EPCM contract between GR
  Engineering and Siembra Minera;
  Conducted preliminary meetings with CAMIMPEG, a Venezuelan Army construction company, to provide project information regarding the early works plan which include man-camp and certain access roads;
  Provided CVG-Tecmin, a state corporation that provides technical services and information with regard to the development of mineral resources, with the project description and related technical information to produce and file the Environmental Questionnaire leading to the granting of the Authorization to Occupy the Territory (AOT);
  Sponsored several meetings with Mission Piar to initiate surveys and follow up on the activities of small miners groups currently working in certain parts of the 18,950 hectare property. Mission Piar is a Government instituted Mission under the Ministry of Mines in charge of providing assistance and coordination of small mining activities;
  Held fact finding meetings with the Ministry of Mines and members of the Guayana REDI to provide inputs and assist in the establishment of a General Plan of Security for the Project Area.
  The security of the project area falls under the responsibility of the Region of Integral Defense Guayana (REDI)Êlead by General Carlos Augusto Leal Tellería;
  Initiated efforts to define the Relocation Plan with the help of Venezuelan officials and REDI and supported by a census that is underway by Mission Piar. Several meetings have taken place between the Ministry of Mines and small miners as part of the relocation plan;
  Initiated development of a Small Miner Project with input from entities such as Ministry of Mines, REDI, Mission Piar and others to provide alterna- tives to some of the small miners that currently operate in the project area. This project is inti- mately linked to the Relocation Plan and includes an Early Production Plan, training of miners in environmental protection and remediation, and in other disciplines so many of them can be incor- porated in the project construction and operation; and
  Requested a High Definition Multispectral Satellite image of the Project land position and its adjacent area at the end of 2016 which will be used to document existing conditions and as an aid for documenting and census of existing small miner activity. Completion will take several months due to multiple satellite passes to meet cloud cover requirement.

Brisas Cristinas Initial Scope of Work

     Siembra Minera will focus its initial staffing efforts towards providing the future management group the required organization structure, policies and facilities to support its workforce and expects to employ a project director and a general manager as soon as is possible. Thereafter, additional key staff positions are expected to be filled and the following tasks will be implemented:

  Identify and lease secure office facilities with reliable access to utilities such as electrical power, telephone and secure high speed internet and source office furniture and IT hardware.
  Engage professional consultants with proven suc- cess in technical matters, engineering, design, operations experience and international environ- mental & social standards required to conduct data research, studies, resource estimates, pit design, mine plans, complete engineering & design work, prepare drawings, specifications, procure- ment documents and other documents for permits and reports.
  Engage consultants to assist in acquiring Venezuela visas, provide for incoming/outgoing transportation, day to day office work and trans- portation, living accommodations or housing assistance.
  Prepare and implement security policies, trans- portation and housing policies, hire and train security staff, acquire vehicles and equipment. It will be necessary to determine number of security people including those required for rotating shift assignments and number and type of vehicles.
  Complete initial contractual agreement between GR Engineering and Siembra Minera for EPCM services which will allow for the engagement of consultants and early-works contractors. A more extensive contract document will be completed as significant detail engineering, procurement and construction takes place.
  Prepare and submit updated permit applications for approval of early-works construction which will include timber clearing, road building and sediment control structures in areas of the access roads, overland conveyor corridor, powerline corridor, process plant, man camp area, rock quarry and tailings dam area. In conjunction with the permit application we expect to prepare and submit a draft scope of work, design specifications and drawings for construction.
  Assemble a temporary work facility and temporary housing or man camp for Company employees and consultants associated with the early-works and field data collection required for the Inter- national ESIA.
  Prepare and implement long-term small miner consultation, relocation and education program.

  Implement public consultation regarding the plans for construction, operations, reclamation, project size & magnitude providing for mitigation of the impact upon the general public and communities surrounding the project area.
  Prepare a preliminary ESIA document using exist- ing information from the Brisas Project, which would exclude updated field data and the result of the small miner and public consultation, but would allow for the initiation of discussions with institutions for project financing and for prepa- ration of Venezuela environmental permits. A more substantial final ESIA would be completed when the Cristinas field data is collected, combined project engineering and design is substantially complete and the small miner and public consul- tations with mitigation plans are complete.
  Initiate the preparation of a Preliminary Economic Assessment NI 43-101 document by an indepen- dent engineering company allowing for the public disclosure of resource tonnages, metal grade, annual production and any economic projections and providing support for obtaining international bank or financial institution project financing.
  Engage an international engineering contractor and initiate detail engineering work which will provide information regarding engineering, design and cost estimates for completion of a feasibility study. This effort will also provide design specifi- cation and pricing information that is needed for ordering long lead time equipment. The work would also support public consultations activities, permitting efforts, and completion of an updated NI 43-101 document. The new NI 43-101 will include the feasibility study results and provide a proven and probable reserve estimate for public disclosure and financing.

LMS Gold Project

     On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the “Property”), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. (“Raven”), a wholly-owned subsidiary of Corvus Gold Inc.

     Raven retains a royalty interest with respect to (i) “Precious Metals” produced and recovered from the Property equal to 3% of “Net Smelter Returns” on such metals (the “Precious Metals Royalty”) and (ii) “Base Metals” produced and recovered from the Property equal to 1% of Net Smelter Returns on such metals, provided that we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million. The Property consists of 36 contiguous State of Alaska mining claims covering 61 km2 in the Goodpaster Mining District situated approximately 25 km north of Delta Junction and 125 km southeast of Fairbanks, Alaska.

     The Property remains at an early stage of exploration and is the subject of a National Instrument 43-101 Technical Report entitled “Technical Report on the LMS Gold Project, Goodpaster Mining District, Alaska” dated February 19, 2016 prepared for us by Ed Hunter, BSc., P. Geo and Gary H. Giroux, M.A. Sc., P. Eng.

     We continue to evaluate other prospects with a focus on, among other things, location, the mineralized potential, economic factors, the level and quality of previous work completed on the prospect. We are focused on prospects that are located in a politically friendly jurisdiction, which has clear and well-established mining, tax and environmental laws with an experienced mining authority.

BRISAS ARBITRAL AWARD

SETTLEMENT AGREEMENT

     In February 2016, we signed the Memorandum of Understanding (the “MOU”) with the Bolivarian Republic of Venezuela (“Venezuela”) represented by the Office of the Attorney General and the Ministry of Popular Power of Oil and Mining that contemplated settlement, including payment and resolution, of the Award granted in our favor by ICSID in respect of the Brisas Project and the transfer of the Mining Data. In April 2016, in the spirit of providing continuity to the discussions begun in February, the parties agreed to extend the MOU to allow for further efforts to agree on a settlement.

     At the urging of the board of directors, management had made numerous multi-weeks trips to Venezuela since late 2015 to meet face to face with the President of Venezuela, Minister of Mines, Attorney General, Central Bank President, and many other key administration officials and their staff to ensure that a settlement agreement with Venezuela was obtained.

     In July 2016, we executed a Settlement Agreement with Venezuela which contemplated payment of the Award, including interest, of approximately $770 million in respect of the Brisas project, acquisition of our Mining Data by Venezuela for $240 million and, included, among other terms:

  Payment of the Award in respect of the Brisas project of approximately $770 million, including accrued interest up to February 24, 2016, in two installments, $600 million due on or before October 31, 2016 and the remaining approxi- mately $170 million on or before December 31, 2016. The Company agreed to temporarily sus- pend the legal enforcement of the Award until final payment is made by Venezuela, at which time we will permanently cease all legal activities related to the collection of the Award.
  The acquisition of our Mining Data by Venezuela for $240 million, payable in four quarterly install-
  ments of $50 million beginning October 31, 2016, with a fifth and final installment of $40 million due on or before October 31, 2017. After the final payment, the Mining Data will be transferred to the Venezuelan National Mining Database.
  Venezuela agreed to use the proceeds from any financing it closes after the execution of this agreement to pay us the amounts owed under the agreement in preference to any other creditor.
  Termination of the agreement by written notice by us, without requiring any decision from any judicial authority if the two installments with respect to the payment of the Award are not received within the periods provided in the Settlement Agreement.
  In early November 2016, and again in early December 2016, the parties executed addendums to the Settlement Agreement whereby the parties agreed to revise the payment schedule under which Venezuela would make payments related to the Award and Mining Data as follows: $300 million on or before December 15, 2016; $469.7 million on or before January 3, 2017; $50 million on or before January 31, 2017; $100 million on or before February 28, 2017 and $90 million on or before June 30, 2017. The payments for the Award and Mining Data continue to be contingent upon Venezuela obtaining the necessary financing, which has not occurred and, as a result, as of the date of this report no payments have been made by Venezuela. At the passing of the last agreed upon payment date, the Board of Directors chose to not formally terminate the Settlement Agree- ment as a result of the delay in the initial agreed upon payment(s), but instead instructed manage- ment to continue all efforts to work with Venezuela to complete the terms of the Settlement Agree- ment. Management has recently proposed and Venezuela is currently considering a third adden- dum to the Settlement Agreement, whereby the parties would agree, among other things, to revise the previously proposed payment schedule.

ENFORCEMENT AND COLLECTION EFFORTS

     In October 2009, we initiated a claim (the “Brisas Arbitration”) under the Additional Facility Rules of ICSID of the World Bank to obtain compensation for the losses caused by the actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the “Canada-Venezuela BIT”). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

     In September 2014, the ICSID Tribunal unanimously awarded us the Award totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually for a total estimated Award as of the date of the Settlement Agreement of $770 million.

     Subsequent to the issuance of the Award, both parties filed requests for the ICSID Tribunal to correct what each party identified as “clerical, arithmetical or similar errors” in the Award as is permitted by the rules of ICSID’s Additional Facility. In December 2014, the Tribunal denied both parties’ requests for correction and reaffirmed the Award originally rendered in our favor on September 22, 2014. This proceeding marked the end of the Tribunal’s jurisdiction with respect to the Award.

     Although the process of getting the Award recognized and enforced is different in each jurisdiction, the process in general is – we file a petition or application to confirm the Award with the competent court; Venezuela has the right to oppose such petition for confirmation or recognition; thereafter there are a number of filings made by both parties and in some cases hearings before the court. If the court subsequently confirms the enforcement of the Award then the court will issue a judgment against Venezuela. Thereafter we will begin the process of executing the judgment by identifying and attaching specific property owned by Venezuela that is not protected by sovereign immunity.

Legal Activities in France

     The Award was issued by a Tribunal constituted pursuant to the arbitration rules of ICSID’s Additional Facility and, by agreement of the parties the seat of the Tribunal was in Paris. As a consequence, the Award is subject to review by the French courts.

     In October 2014, we filed an application before the Paris Court of Appeal (the “Paris Court”) to obtain an Order of exequatur for the recognition of the Award in France. Venezuela opposed our application and requested a stay of execution pending the determination of its application for annulment of the Award, discussed below. On January 29, 2015, the Paris Court granted our application for exequatur and dismissed Venezuela’s request to stay the execution of the Award pending the outcome of its application to annul the Award. Since Venezuela was denied its motion to stay the execution of the Award, the exequatur or recognition of our Award granted on January 29, 2015 remains in full force and effect.

     In late October 2014 and in May 2015, Venezuela filed applications before the Paris Court, declaring its intent to have the Award and the December 15th decision (described above) annulled or set aside. At that time, we expected a ruling on Venezuela’s applications sometime in May 2016. As a result of the subsequent temporary suspension of the legal enforcement of the Award pursuant to the Settlement Agreement, the Paris Court did not make a ruling until February 2017.

     On February 7, 2017, the Paris Court rejected all of Venezuela’s annulment arguments and issued a judgment dismissing the applications filed by Venezuela pending before the French courts in relation to the Award. In addition to the Award remaining enforceable in France, the Paris Court ordered Venezuela to pay an amount of 150,000 for our legal fees and costs. Venezuela can consider appealing the judgment before the French Cour de cassation, which is the court of final resort in the French judicial system. Regardless of whether Venezuela files an appeal, the exequatur remains in full force and effect.

Legal Activities in the District of Columbia –US District Court and US Court of Appeals In November 2014, we filed in the U.S. District Court for the District of Columbia (the “district court”) a petition to confirm the Award. In June 2015, Venezuela filed a motion to dismiss and in the alternative, Venezuela asked for a stay of enforcement of the Award pending the annulment determinations by the Paris Court. In November 2015, the district court entered an Order denying Venezuela’s motions, confirming the Award, and entering judgment for us against Venezuela for the Award, pre-award interest and legal fees totaling $740,331,576, plus post-award interest on the total amount awarded, exclusive of legal fees, at a rate of LIBOR plus 2%, compounded annually, from September 22, 2014, until payment in full (collectively, the “Judgment”).

     In December 2015, we filed a motion for an Order by the district court under 28 U.S.C. § 1610(c) determining that a “reasonable period of time” had elapsed since entry of the Judgment and in January 2016, the district court granted the motion, thus allowing us to pursue further efforts to enforce and collect on the Judgment. Venezuela filed a notice of appeal of the Judgment to the United States Court of Appeals for the District of Columbia Circuit. Filing of the appeal did not automatically stay enforcement of the Judgment.

     Thereafter, in January 2016, we filed a motion for an Order by the district court permitting registration of the Judgment in federal district courts outside the District of Columbia and Venezuela filed a motion for a stay of execution of the Judgment pending appeal without an appeal bond, which was later denied by the district court. In the same month, we served Venezuela with requests for written discovery (interrogatories and requests for production of documents)

in aid of enforcement of the Judgment. The original date for Venezuela to respond to the discovery requests was in February 2016.

     In February 2016, the parties filed a stipulation with the district court stating that Venezuela consented to the relief requested in our motion for an Order permitting registration of the Judgment outside the District of Columbia, that we would not so register the Judgment prior to March 2016, and that Venezuela’s due date to respond to our January 2016 discovery requests would be extended to March 2016. Shortly thereafter, the district court entered an Order enforcing the terms of this stipulation.

     In March 2016, the parties agreed that Venezuela’s due date to respond to our January 2016 discovery requests would be further extended to April 2016, and that we would not register the Judgment in other federal district courts prior to April 2016.

     In May 2016, the appellate court denied Venezuela’s motion for a stay of execution pending appeal, the parties agreed to extend the above-referenced April 2016 deadlines to May 22, 2016, and the appellate court issued a schedule for the appeal. Thereafter, as a result of the Settlement Agreement, the parties have entered into a series of agreed or unopposed extensions of the appeal briefing schedule, which have been approved by the appellate court. Most recently, in March 2017, the court approved an extension that schedules the briefing to occur between May 2017 and July 2017.

Legal Activities in Luxembourg

     In October 2014, we were granted an exequatur for the recognition and execution of the Award by the Tribunal d’arrondissement de et à Luxembourg allowing us to proceed with conservatory or attachment actions against Venezuela’s assets in the Grand Duchy of Luxembourg. In January 2015, Venezuela filed a notice of appeal of this decision in the Cour d’appel de Luxembourg (the “Luxembourg Court of Appeal”) asking for a stay of execution pending the determination of its application to annul the Award before the

Paris Court of Appeal. In June 2015, the Luxembourg Court of Appeal stayed Venezuela’s appeal of the October 28, 2014 order granting the exequatur (recognition and execution) of the Award in Luxembourg, on the basis that the Paris Court of Appeal was scheduled to hear Venezuela’s application to annul within a few months. The exequatur remains in full effect allowing us to proceed with seizure filings if and when we deem it appropriate. In light of the February 2017 ruling by the Paris Court, Venezuela must inform the Luxembourg Court of Appeal whether it wants to maintain the suspension of its appeal. The exequatur continues to allow for seizures in the form of conservatory actions to be taken while the appeal is pending.

Legal Activities in England

     In May 2015, we filed in the High Court (Queen Bench’s Division - Commercial Court) an application for leave to enforce the Award pursuant to s. 101(2) of the Arbitration Act.ÊIn the English courts, such application is made by way of an Arbitration Claim Form (the “Claim”).ÊIn that same month, the Court granted leave to enforce the Award as a judgment or Order of the court, and entered judgment in the amount of the Award (the “Order and Judgment”).Ê In September 2015 (prior to formal service), Venezuela made an application to the Court for declarations that the Court had no jurisdiction over the Claim, and for Orders that (i) the Claim be set aside, (ii) service of the Claim (if any) be dismissed and (iii) the Order and Judgment be set aside (the “Jurisdiction Application”).Ê

     The hearing for the Jurisdiction Application took place in London in January 2016 and judgment was handed down the first of February 2016. The Court dismissed the Jurisdiction Application and ordered that, among other things, Venezuela did not have sovereign immunity and we followed the correct procedure in relation to the Claim. On February 23, 2016, Venezuela filed an Appeal with the Court of Appeal. Venezuela originally requested permission to appeal on an additional ground, which was denied by the Jurisdiction Application judge and the Court of Appeal at first instance, however the Court of Appeal has granted Venezuela an oral hearing in respect of this request. The permission to appeal hearing is listed for October 11, 2017. The Appeal itself is listed for October 16 to 18, 2017, with October 19, 2017 held in reserve depending on the outcome of Venezuela’s permission request (referred to above).

     The parties have agreed by consent to extend the time for Venezuela to make any further application to set aside the Order and Judgment until 14 days following resolution of the Appeal of the Jurisdiction Application by Venezuela.ÊWe intend to continue to take all available steps to ensure that Appeal of the Jurisdiction Application is resolved as quickly as possible, and that any further application that Venezuela may make will be dealt with expeditiously, so that enforcement can proceed without further delay. Enforcement cannot proceed while the Appeal is pending.

Obligations Due Upon Collection of the Award and Sale of Brisas Technical Mining Data We have outstanding Contingent Value Rights (“CVRs”), which are obligations arising from the disposition of a portion of the rights to future proceeds of the Award against Venezuela and/or the sale of the Brisas Project technical mining data (the “Mining Data”).

     The CVRs entitle each holder that participated in the note restructuring completed in 2012 to receive, net of certain deductions (including income tax calculation and the payment of our then current obligations), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by us with respect to the Award or disposition of the Mining Data. The proceeds associated with the Award or sale of the Mining Data, if any, could be cash, commodities, bonds, shares and/or any other consideration we receive and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVRs and will become our obligation only as the Award is collected and/or the Mining Data is sold.

     The Board of Directors (the “Board”) approved a Bonus Pool Plan (the “Bonus Plan”) in May 2012, which is intended to compensate the participants, including executive officers, employees, directors and consultants, for their past and future contributions including their past efforts related to the development of the Brisas Project, execution of the Brisas Arbitration and the collection of an award and/or sale of the Mining Data. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized (calculated on substantially the same terms as the CVR) related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. The Bonus Plan is administered by a committee of independent directors who selected the individual participants in the Bonus Plan and fixed the relative percentage of the total pool to be distributed to each participant. Participation in the Bonus Plan by existing participants is fully vested, subject to voluntary termination of employment or termination for cause.

     We also maintain the Gold Reserve Director and Employee Retention Plan (the “Retention Plan”) (See Note 10 to the audited consolidated financial statements). Each Unit (the “Retention Units”) granted entitles such participant to receive a cash payment equal to the fair market value of one Class A Share: (a) on the date the Unit was granted or (b) on the date any such participant becomes entitled to payment, whichever is greater. Units previously granted under the plan become fully vested upon: (1) collection of proceeds from the Award and/or sale of the Mining Data totaling at least $200 million and we agree to distribute a substantial majority of the proceeds to our shareholders or, (2) the event of a change of control. A “Change of Control”, as it relates to the Retention Plan, means one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; solicitation of proxies or consents by or on behalf of a person other than the board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control.

     As of December 31, 2016 an aggregate of 1,457,500 unvested units have been granted to directors and executive officers of the Company and 315,000 units have been granted to other employees. We currently do not accrue a liability for the Bonus Plan or Retention Plan as events required for payment under the Plans have not yet occurred. The minimum value of these units, based on the grant date value of the Class A common shares, was approximately $7.8 million. An estimated $1.8 million of contingent legal fees will also become due upon the collection of the Award.

     Upon payment of the Award or receipt of proceeds from the disposition of the Mining Data, subject to certain limitations, we are obligated to make an offer to existing holders to redeem the 2018 Notes (as defined herein) at a price equal to 120% of the principal amount of 2018 Notes then outstanding. See “Description of Capital Structure”.

Our Intent to Distribute Collection of the Award or Sale of Mining Data to Shareholders Subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the Award or sale of the Mining Data including payments pursuant to the terms of the 2018 Convertible Notes (as defined herein) (if not otherwise converted), Interest Notes (as defined herein), CVRs, Bonus Plan and Retention Plan or undertakings made to a court of law, our current plans are to distribute to our shareholders, in the most cost efficient manner, a substantial majority of any net proceeds.

FINANCIAL OVERVIEW

     Our overall financial position continues to be influenced by the seizure of our mining project known as the Brisas Project by the Venezuelan government, legal costs related to obtaining the Award and efforts to enforce and collect it, restructuring of outstanding convertible notes in 2012, 2014 and 2015 and related interest expense. Recent operating results continue to be impacted by expenses associated with the enforcement and collection of the Award and more recent efforts to come to a settlement of the Award, formation of the Mixed Company, interest expense related to our debt and maintaining our legal and regulatory obligations in good standing.

     Overall we experienced a net increase in cash and cash equivalents for the year ended December 31, 2016, of approximately $26.4 million compared to an increase of approximately $2.9 million for the same period in 2015, which was primarily as a result of an increase in net cash provided by financing activities in 2016 compared to 2015, partially offset by an increase in net cash used in operating activities during the same periods. Net loss for the year ended December 31, 2016 increased from the comparable period in 2015 by approximately $3.4 million primarily as a result of increases in arbitration settlement and mixed company expenses and a write-down of property, plant and equipment.

     We have no commercial production and, as a result, continue to experience losses from operations, a trend we expect to continue unless we collect, in part or whole, the Award, proceeds from the sale of the Mining Data and/or successfully develop the Brisas Cristinas or LMS Gold Projects.

     Historically we have financed our operations through the issuance of common stock, other equity securities and debt. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the collection, if any, of the Award, sale of remaining Brisas Project related equipment, the timing of the conversion or maturity of the outstanding Convertible Notes and Interest Notes and/or future financings, if any. We have only one operating segment, the exploration and development of mineral properties.

     Our longer-term funding requirements may be adversely impacted by financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

     On May 17, 2016, we closed a non-brokered private placement with certain arm’s length investors for gross proceeds of $34.3 million (the “Private Placement”). Pursuant to the Private Placement, we issued 8,562,500 Class A common shares at a price of $4.00 per share. No commission or finder’s fee was paid in connection with the Private Placement. The shares were offered pursuant to exemptions from the prospectus requirements of applicable securities legislation and were subject to a hold period in Canada of four months and a day from their date of issuance.

     During the fourth quarter of 2015, we issued approximately $13.4 million of New Notes (as defined herein) and modified, amended and extended the maturity date of approximately $43.7 million of Modified Notes (as defined herein). The terms of the agreement were finalized on November 30, 2015. The Modified Notes were amended to be consistent with the terms of the New Notes (as more fully described herein and in Note 11 to the audited consolidated financial statements).

SELECTED ANNUAL INFORMATION (1)
	2016	2015	2014
Other income (loss)	$(493,355)	$(537,801)	$(7,271,670)
Expenses	$(21,052,337)	$(17,598,096)	$(18,298,309)
Net loss (2)	$(21,545,692)	$(18,135,897)	$(25,569,979)
Per share	$(0.26)	$(0.24)	$(0.34)
Total assets	$48,488,677	$22,380,727	$19,409,084
Total non-current financial liabilities	$44,980,511	$40,684,361	$2,054,491
Distributions or cash dividends declared per share	$–	$–	$–

(1) The selected annual information shown above is derived from our audited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

(2) Net loss from continuing and total operations attributable to owners of the parent.

Factors that have caused period to period variations are more fully discussed below.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 2016, we had cash and cash equivalents of approximately $35.7 million which represents an increase from December 31, 2015 of approximately $26.4 million. The net increase was primarily due to proceeds from the issuance of common shares offset by cash used by operations. The activities that resulted in the net change in cash are more fully described in the “Operating,” “Investing” and “Financing” Activities sections below.

	2016	Change	2015
Cash and cash equivalents	$35,747,049	$26,396,157	$9,350,892

     As of December 31, 2016, we had financial resources including cash, cash equivalents and marketable securities totaling approximately $36.3 million, Brisas Project related equipment with an estimated fair value of approximately $11.7 million (See Note 7 to the audited consolidated financial statements), short-term financial obligations including accounts payable and accrued expenses of approximately $0.7 million and long-term indebtedness of approximately $57.1 million face value. Approximately $2.5 million in legal fees which were deferred during the arbitration and became payable as a result of the Award were, by agreement, paid in December 2015. This agreement included a reduction of $0.5 million from the original amount due of $3.1 million and a deferral of an additional $0.1 million until collection of the award. The total amount of contingent legal fees which will become payable upon the collection of the Award is approximately $1.8 million.

     We have no revenue producing operations at this time and our working capital position, cash burn rate and debt maturity schedule will require us to seek additional sources of funding to ensure our ability to continue our activities in the normal course. We are continuing our efforts to realize value from the remaining Brisas Project related assets and pursue a timely collection or settlement of the Award and sale of the Mining Data. We may also initiate other debt and equity funding alternatives that may be available.

Operating Activities

     Cash flow used in operating activities for the years ended December 31, 2016 and 2015 was approximately $10.9 million and $8.9 million, respectively. Cash flow used in operating activities consists of net operating losses (the components of which are more fully discussed below) adjusted for non-cash expense items primarily related to accretion of Convertible Notes recorded as interest expense, write-down of property, plant and equipment, settlement of debt, stock options compensation and certain non-cash changes in working capital.

     Cash flow used in operating activities during the year ended December 31, 2016 increased from the prior comparable period generally due to payments on accounts payable and costs associated with the arbitration settlement and mixed company.

Investing Activities

	2016	Change	2015
Proceeds from disposition of marketable securities	$ 48,456	$ 48,456	$–
Purchase of property, plant and equipment	(350,000)	(350,000)	–
Proceeds from sale of equipment	–	(165,000)	165,000
	$ (301,544)	$ (466,544)	$165,000

In 2016, the Company completed the acquisition of the LMS Gold Project together with certain personal prop-
erty for $350,000 and recorded proceeds from the disposition of marketable securities of $48,456. The Company received proceeds from the sale of equipment of $165,000 in 2015. As of December 31, 2016, the Company held approximately $11.7 million of equipment located in various facilities in North America and Europe and intended for use on the Brisas Cristinas project or for future sale (See Note 7 to the audited consolidated financial statements).

Financing Activities

	2016	Change	2015
Issuance of convertible notes	$–	$(11,989,575)	$11,989,575
Issuance of common shares	38,425,875	37,745,885	679,990
Financing fees	(141,887)	876,243	(1,018,130)
Settlement of convertible notes	(694,730)	(694,730)	–
	$37,589,258	$25,937,823	$11,651,435

     During the second quarter of 2016, the Company closed a non-brokered private placement with certain arm’s length investors for gross proceeds of $34.3 million (the “Private Placement”). Pursuant to the Private Placement, we issued 8,562,500 Class A common shares at a price of $4.00 per share. During 2016 and 2015, certain directors, officers, employees and consultants exercised approximately 2.3 million and 0.4 million outstanding options, respectively for net proceeds to the Company of approximately $4.2 million and $0.7 million, respectively.

     During the fourth quarter of 2015, we issued approximately $13.4 million aggregate principal amount of new 11% Senior Secured Convertible Notes due December 31, 2018 (the “New Notes”) and modified, amended and extended the maturity date of approximately $43.7 million aggregate principal amount of previously outstanding convertible notes, interest notes and accrued interest from December 31, 2015 to December 31, 2018 (the “Modified Notes” and, together with the New Notes, the “2018 Convertible Notes”). The New Notes are comprised of approximately $12.3 million aggregate principal amount of 2018 Convertible Notes, issued with an original issue discount of 2.5% of the principal amount, and approximately $1.1 million of additional 2018 Convertible Notes representing 2.5% of the extended principal and interest amount due to the note holders as a restructuring fee. The total cost of the new issuance and restructuring of the 2018 Convertible Notes was approximately $2.4 million, which includes approximately $1.4 million of extension and issuance fees that were expensed and approximately $1.0 million associated with legal and associated transactional fees that were capitalized.

     The 2018 Convertible Notes bear interest at a rate of 11% per year, which are accrued quarterly on a compounded basis, issued in the form of new 11% Senior Secured Interest Notes due 2018 (the “Interest Notes” and together with the 2018 Convertible Notes, the “2018 Notes”) and payable in cash at maturity. The 2018 Convertible Notes are convertible, at the option of the holder, into 333.3333 of Class A common shares per US $1,000 (equivalent to a conversion price of US $3.00 per common share) at any time upon prior written notice to us. The Interest Notes are not convertible into our Class A common shares or any other security. The 2018 Notes are senior obligations, secured by substantially all of our assets.

     We also have outstanding $1.0 million aggregate principal amount of 5.50% Senior Subordinated Convertible Notes (the “2022 Convertible Notes” and, together with the 2018 Convertible Notes, the “Convertible Notes”) issued in May 2007 with a maturity date of June 15, 2022. The 2022 Convertible Notes bear interest at a rate of 5.50% per year, payable semiannually in arrears on June 15 and December 15 and, subject to certain conditions we may redeem, repurchase or convert the 2022 Convertible Notes into our Class A common shares at a conversion price of $7.54 per common share.

     The amount recorded as Convertible Notes and Interest Notes in the consolidated balance sheet as of December 31, 2016 is comprised of approximately $36.8 million carrying value of 2018 Convertible Notes, approximately $1.0 million of 2022 Convertible Notes and Interest Notes of approximately $6.2 million. The carrying value of Convertible Notes is being accreted to face value using the effective interest rate method over the expected life of the Convertible Notes with the resulting charge recorded as interest expense. (See Note 11 to the audited consolidated financial statements).

Contractual Obligations

     The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of December 31, 2016. For further details see “Financing Activities” above and Note 11 to the audited consolidated financial statements:

		Payments due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Convertible Notes 1	$50,852,345	$–	$49,814,345	$–	$1,038,000
Interest Notes 1	19,763,220	–	19,763,220	–	–
Interest	313,995	57,090	114,180	114,180	28,545
	$70,929,560	$57,090	$69,691,745	$114,180	$1,066,545

1	Includes $49,814,345 principal amount of remaining 11% Senior Secured Convertible Notes due December 31, 2018 (the “2018 Convertible Notes”) and 11% Senior Secured Interest Notes due December 31, 2018 (the “Interest Notes” and, together with the 2018 Convertible Notes, the “2018 Notes”) from previous financings and restructurings and $1,038,000 principal amount of 5.50% Convertible Notes due June 15, 2022 (the “2022 Convertible Notes” and, together with the 2018 Notes, the “Notes”). The amounts shown above include the principal payments due unless the Notes are converted into our Class A common shares (other than the Interest Notes), redeemed or repurchased prior to their due date pursuant to the terms of the indenture governing the Notes (See Note 11 to the consolidated financial statements).

The amount recorded as convertible notes and interest notes in the consolidated balance sheet as of December 31, 2016 is comprised of approximately $36.8 million carrying value of 2018 Convertible Notes issued pursuant to the 2015 restructuring, approximately $1.0 million of previously issued 2022 Convertible Notes and post 2015 restructuring Interest Notes of approximately $6.2 million. The carrying value of convertible notes will be accreted to face value using the effective interest rate method over the expected life of the notes with the resulting charge recorded as interest expense.

During 2015 we extended the maturity date of approximately $43.7 million of convertible notes and interest notes from December 31, 2015 to December 31, 2018 and issued approximately $13.4 million of additional 2018 Convertible Notes also maturing December 31, 2018.

RESULTS OF OPERATIONS

Summary

     Consolidated other income (loss), total expenses and net loss for the two years ended December 31, 2016 were as follows:

	2016	Change	2015
Other Income (Loss)	$(493,355)	$44,446	$(537,801)
Total Expenses	(21,052,337)	(3,454,241)	(17,598,096)
Net Loss	$(21,545,692)	$(3,409,795)	$(18,135,897)
Net loss per share	$(0.26)		$(0.24)

Other Income (Loss)

     We have no commercial production at this time and, as a result, other income (loss) is typically variable from period to period.

	2016	Change	2015
Interest income	$47,691	$47,040	$651
Gain on disposition of marketable securities	48,360	48,360	–
Loss on settlement of debt	(70,221)	424,880	(495,101)
Write-down of property, plant and equipment	(556,558)	(556,558)	–
Loss on sale of equipment	–	9,432	(9,432)
Loss on impairment of marketable securities	(13,769)	32,860	(46,629)
Foreign currency gain	51,142	38,432	12,710
	$(493,355)	$44,446	$(537,801)

     In 2016 and 2015, we recognized a loss on settlement of debt related to the convertible notes that were restructured or converted (See Note 11 to the audited consolidated financial statements). In 2016, the write-down of property and equipment was a result of management’s estimate of a decrease in the recoverable amount of certain equipment, as disclosed in Note 7 to the audited consolidated financial statements.

Expenses

	2016	Change	2015
Corporate general and administrative	$4,111,563	$968,304	$3,143,259
Mixed Company	1,648,043	1,648,043	–
Debt restructuring	–	(1,399,148)	1,399,148
Exploration	320,611	70,992	249,619
Legal and accounting	867,965	597,827	270,138
Arbitration and settlement	2,785,817	632,694	2,153,123
Equipment holding costs	796,680	44,392	752,288
Interest expense	10,521,658	891,137	9,630,521
Total expenses for the period	$21,052,337	$3,454,241	$17,598,096

     Corporate general and administrative expense for the year ended December 31, 2016 increased from the comparable period in 2015 primarily due to an increase in costs associated with employee compensation and director fees. Expenses associated with the formation of the Mixed Company totaled approximately $1.6 million for the year ended December 31, 2016. The increase in legal and accounting expense is primarily attributable to fees incurred in relation to additional regulatory filings associated with the restructuring of convertible notes and corporate tax planning. Expenses related to the Award settlement in 2016 increased from 2015 due to expenses incurred in completing a settlement agreement. The increase in interest expense was due to the 2015 extension of the maturity date of the outstanding notes and the issuance of additional notes. Overall, total expenses for the year ended December 31, 2016 increased by approximately $3.5 million over the comparable period in 2015.

SUMMARY OF QUARTERLY RESULTS (1)

Quarter ended	12/31/16	9/30/16	6/30/16	3/31/16	12/31/15	9/30/15	6/30/15	3/31/15
Other income (loss)	$(554,106)	$6,798	$9,032	$44,921	$(541,993	$(1,662)	$(10,748)	$16,602
Net loss
before tax (2)	(6,400,329)	(5,585,556)	(4,637,513)	(4,922,294)	(6,389,066)	(3,581,046)	(4,453,454)	(3,712,331)
Per share	(0.08)	(0.06)	(0.06)	(0.06)	(0.08)	(0.05)	(0.06)	(0.05)
Fully diluted	(0.08)	(0.06)	(0.06)	(0.06)	(0.08)	(0.05)	(0.06)	(0.05)
Net loss (2)	(6,400,329)	(5,585,556)	(4,637,513)	(4,922,294)	(6,389,066)	(3,581,046)	(4,453,454)	(3,712,331)
Per share	(0.08)	(0.06)	(0.06)	(0.06)	(0.08)	(0.05)	(0.06)	(0.05)
Fully diluted	(0.08)	(0.06)	(0.06)	(0.06)	(0.08)	(0.05)	(0.06)	(0.05)

(1)	The information shown above is derived from our consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.
(2)	Net loss from continuing and total operations attributable to owners of the parent.

In the fourth quarter of 2016, other income (loss) primarily consisted of a loss on write-down of property, plant and equipment partially offset by foreign currency gain. In the second and third quarters of 2016, other income (loss) consisted of interest income, gain (loss) on settlement of debt and foreign currency loss. Other income (loss) in the first quarter of 2016 was primarily related to gain on disposition of marketable securities. Other income (loss) in the fourth quarter of 2015 was primarily due to the restructuring of the 2018 Notes and the impairment of marketable securities. Other income (loss) in the first and third quarters of 2015 was a result of foreign exchange gain (loss). Other income (loss) in the second quarter of 2015 primarily related to the sale of equipment.

     In the fourth quarter of 2016, net loss increased as a result of a loss on write-down of property, plant and equipment as well as an increase in costs associated with employee compensation and director fees. In the third quarter of 2016, net loss increased mainly as a result of increased expenses related to increased efforts to settle the Award and the incurrence of costs associated with the formation of the Mixed Company. Net loss in the second quarter of 2016 decreased as a result of a decrease in arbitration enforcement and collection and legal and accounting expense. In the first quarter of 2016, net loss decreased after the loss had increased in the fourth quarter of 2015 due to the restructuring of the 2018 Notes. This 2016 decrease was partially offset by an increase in costs associated with efforts to settle the Award. The decrease in net loss during the third quarter of 2015 was primarily due to a decrease in arbitration enforcement and collection costs. The increase in net loss during the second quarter of 2015 was primarily due to increases in arbitration enforcement and collection costs and accretion of Convertible Notes.

Off-Balance Sheet Arrangements

     We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Transactions with Related Parties

     During the fourth quarter of 2015, we issued approximately $13.4 million of New Notes and modified, amended and extended the maturity date of approximately $43.7 million of Modified Notes. The New Notes are comprised of approximately $12.3 million aggregate principal amount of 2018 Convertible Notes, issued with an original issue discount of 2.5% of the principal amount, and approximately $1.1 million aggregate principal amount of additional 2018 Convertible Notes representing 2.5% of the extended principal and interest amount due to the note holders as a restructuring fee. Pursuant to the transaction $19.0 million and $11.7 million of the Modified Notes were held by a fund managed by Steelhead and funds managed by Greywolf, respectively, and $10.7 million of the New Notes were issued to funds managed by Greywolf. Both Steelhead and Greywolf exercised control or direction over more than 10% of our Class A common shares prior to the transaction. In addition we paid, in the case of the New Notes, a fee of 2.5% of the principal in the form of an original issue discount and in the case of the Modified Notes, a fee of 2.5% of the principal in the form of additional 2018 Convertible Notes (or an aggregate principal amount of $0.5 million and $0.3 million, respectively) to the Steelhead and the Greywolf funds, respectively. (See Note 11 to the audited consolidated financial statements).

CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Critical accounting estimates used in the preparation of the audited consolidated financial statements include the:

  assessments of the recoverability of the Brisas Project related equipment and the estimated fair value determined in connection with impairment testing;

  determination of the fair value of our Convertible Notes which are accreted to their face value at maturity using the effective interest rate method over the contractual life of the Convertible Notes, with the resulting charge recorded as interest expense;
  use of the fair value method of accounting for stock options which is computed using the Black- Scholes method which utilizes estimates that affect the amounts ultimately recorded as stock based compensation; and
  preparation of tax filings in a number of jurisdic- tions requires considerable judgment and the use of assumptions.

     The amounts reported based on accounting estimates could vary in the future.

     Any current or future operations we may have are subject to the effects of changes in legal, tax and regulatory regimes, political, labor and economic developments, social and political unrest, currency and exchange controls, import/export restrictions and government bureaucracy in the countries in which it operates.

RISK FACTORS

     Set out below are certain risk factors that could materially adversely affect our future business, operating results or financial condition. Investors should carefully consider these risk factors and the other risk factors and information in this Management’s Discussion and Analysis and our filings with Canadian and U.S. securities regulators, before making investment decisions involving our securities. The following risk factors, as well as risks not currently known to us, could adversely affect our future business, operations and financial condition and could cause future results to differ materially from the estimates described in our forward-looking statements.

Risks Related to Collection of Award Failure to complete the transactions outlined in the Settlement Agreement (as amended), could materially adversely affect the Company.

     On July 17, 2016, we signed a Settlement Agreement with Venezuela which contemplated payment of the Award including interest of approximately $770 million in respect of the Brisas project and acquisition of our Mining Data by Venezuela for $240 million. In early November 2016, and again in early December 2016, the parties executed addendums to the Settlement Agreement whereby the parties agreed to revise the payment schedule (including the timing of our temporary suspension of the enforcement of the Award) under which Venezuela would make payments related to the Award and Mining Data as follows: $300 million on or before December 15, 2016; $469.7 million on or before January 3, 2017; $50 million on or before January 31, 2017; $100 million on or before February 28, 2017 and $90 million on or before June 30, 2017. The payments for the Award and Mining Data are contingent upon Venezuela obtaining the necessary financing, which has not occurred and, as a result, as of the date of this report no payments have been made by Venezuela. As of the date of this report, we have chosen not to terminate the Settlement Agreement as a result of the delay in the initial agreed upon pay-ment(s), but instead continue our efforts to work with Venezuela to complete the terms of the Settlement Agreement. Management has recently proposed and Venezuela is currently considering a third addendum to the Settlement Agreement, whereby the parties would agree, among other things, to revise the previously proposed payment schedule.

     There can be no assurances that we will be able to successfully consummate the Settlement Agreement and receive the payments contemplated therein. Such failure may require us to continue the lengthy enforcement and collection process which could materially adversely affect, among other things, our ability to service debt and maintain sufficient liquidity to operate as a going concern.

In the event that we do not conclude the transactions contemplated by the Settlement Agreement, our failure to otherwise collect the Award could materially adversely affect the Company.

     In October 2009, we initiated the Brisas Arbitration under the Additional Facility Rules of the ICSID of the World Bank. On September 22, 2014, the ICSID Tribunal unanimously awarded us damages totaling $740.3 million, plus post award interest at a rate of LIBOR plus 2% per annum.

     Although the process of getting the Award recognized and enforced is different in each jurisdiction, the process in general is—we file a petition or application to confirm the Award with the competent court; Venezuela has the right to oppose such petition for confirmation or recognition; thereafter there are a number of filings made by both parties and in some cases hearings before the court. If the court subsequently confirms the enforcement of the Award then the court will issue a judgment against Venezuela. Thereafter we will begin the process of executing the judgment by identifying and attaching specific property owned by Venezuela that is not protected by sovereign immunity. We have pursued enforcement of the Award in a number of jurisdictions and pending the completion of the transactions contemplated by the Settlement Agreement, we have agreed to temporarily suspend the legal enforcement of the Award until final payment is made by Venezuela, at which time we will permanently cease all legal activities related to the collection of the Award.

     Enforcement and collection of the Award is a lengthy process and will be ongoing for the foreseeable future if we are not successful in consummating the transactions contemplated by the Settlement Agreement. In addition, the cost of pursuing collection of the Award could be substantial and there is no assurance that we will be successful. Failure to otherwise collect the Award if we do not conclude the Settlement Agreement, or a substantial passage of time before we are able to otherwise collect the Award, would materially adversely affect our ability to service debt and maintain sufficient liquidity to operate as a going concern.

We cannot predict when or if the Award will be collected either partially or in full or if we will conclude the Settlement.

     We understand that numerous pending arbitration actions are being pursued against Venezuela at this time before the ICSID (See ICSID website at icsid.worldbank.org/ICSID/) and further understand that Venezuela historically has reportedly settled and/or made full or partial payment for damages to a limited number of claimants. ICSID arbitrations are non-public proceedings and, as a result, we have no specific information regarding the actual amounts paid or what percentage such payments represented of the original claim against Venezuela or the timing of such payments. We expect that the timing for our various efforts to enforce and collect the Award will be lengthy and we are not able to estimate the timing or likelihood of collection of the Award, if any. Accordingly, if we are not successful in consummating the Settlement Agreement, there can be no assurances that the Award will be otherwise collected, in whole or in part, within any specific or reasonable period of time.

Risks Relating to the Convertible Notes and Interest Notes (collectively the “Notes”) Our ability to generate the cash needed to pay principal and interest amounts on the Notes or pay similar obligations in the future depends on many factors, some of which are beyond our control.

     We are currently primarily engaged in managing the Brisas Arbitration in an effort to enforce and collect the Award or otherwise settle our dispute with the Venezuelan government as contemplated by the Settlement Agreement. We have no commercial production and no ability to generate cash from operations to meet scheduled payments. If our capital resources are insufficient to fund our operational or debt service obligations and/or we cannot collect or otherwise settle the Award, in whole or in part, we may be forced to seek to obtain additional equity capital, restructure our debt, file for Companies’ Creditors Arrangement Act (Canada) protection, reduce or delay capital expenditures or sell assets. There can be no assurance that we will have, or be able to generate, sufficient capital resources in the future or we will be successful in collecting the Award through the courts or pursuant to a settlement with Venezuela.

     We may not be able to refinance or extend the maturity date of the Notes if required or if we so desire.

     We may need or desire to refinance or extend the maturity date of all or a portion of the Notes or any other future indebtedness that we may incur on or before the maturity date of the Notes. There can be no assurance that we will be able to refinance or otherwise extend the maturity date of any of our indebtedness or incur additional indebtedness on commercially reasonable terms, if at all, which may result in an event of default that would require us to file for protection under the Companies’ Creditors Arrangement Act (Canada).

Our existing shareholders could be significantly diluted if our Convertible Notes are converted to Class A common shares.

     As of December 31, 2016, we had outstanding approximately $50.9 million aggregate principal amount of Convertible Notes and $6.2 million Interest Notes. If all of such Convertible Notes were converted to Class A common shares at their current conversion rates, an additional approximately 16.9 million Class A common shares would be issued, thereby significantly diluting the ownership of existing shareholders.

We may not have sufficient cash to repurchase the Notes upon the occurrence of a fundamental change, upon the conversion of the Convertible Notes or if an event of default with respect to the Notes occurs and is continuing, as required by the Indenture.

     We will be required to make an offer to repurchase the Notes upon the occurrence of a fundamental change as described in the indenture governing the Notes. We may not have sufficient funds to repurchase the Notes in cash or to make the required repayment at such time or have the ability to arrange necessary financing on acceptable terms. A Fundamental Change is generally defined as events related to a change of control of the Company.

     A fundamental change may also constitute an event of default or require prepayment under, or result in the acceleration of the maturity of, our other indebtedness outstanding at the time. Our ability to repurchase the Notes in cash or make any other required payments may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. Our failure to repurchase the Notes or pay cash or issue our Class A common shares in respect of conversions of the Convertible Notes, if applicable, when required would result in an event of default with respect to the Notes. If an event of default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal amount of the Notes and interest, including additional amounts, if any, on the outstanding Notes to be immediately due and payable. In case of certain events of bankruptcy, insolvency or reorganization involving us or our subsidiaries, principal amount plus interest, including additional amounts, if any, on the Notes will automatically become due and payable.

The Notes may not have an active market and their price may be volatile. You may be unable to sell your Notes at the price you desire or at all.

     There is no existing trading market for the Notes and we have no obligation to list the Notes at any time. We have not and do not intend to list the Notes on any United States or Canadian securities exchange or market place. As a result, there can be no assurance that a liquid market will develop or be maintained for the Notes, that note holders will be able to sell any of the Notes at a particular time (if at all) or that the prices you receive if or when you sell the Notes will be above their initial offering price.

Other Risks Related to the Notes

     Our Notes are subject to a number of other risks as described below. Holders are urged to refer to the terms and limitations described in the Indenture as supplemented and our filings with the SEC and/or OSC.

  We could incur substantially more debt and may take other actions which may affect our ability to satisfy our obligations under the Notes.
  Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repur- chase the Notes.
  Upon the occurrence of a fundamental change and in connection with note holders’ right to require us to repurchase the Notes, we may satisfy our obligations through the issuance of our Class A common shares, the value of which may decrease.
  Upon conversion of the Convertible Notes, we will have the option to deliver cash in lieu of some or all the Class A common shares to be delivered upon conversion, the amount of cash to be delivered per Convertible Notes being calculated on the basis of average prices over a specified period, and note holders may receive less proceeds than expected.
  The adjustment to the conversion rate for the Convertible Notes converted in connection with a specified corporate transaction may not ade- quately compensate note holders for any lost value of Convertible Notes as a result of such transaction.
  The conversion rate of the Convertible Notes may not be adjusted for all dilutive events.
  The Notes may not be rated or may receive a lower rating than anticipated.
  If you hold Notes, note holders will not be entitled to any rights with respect to our Class A common shares, but will be subject to all changes made with respect to our Class A common shares.
  If the Notes are held in book-entry form, note holders will be required to rely on the procedures and the relevant clearing systems to exercise their rights and remedies.
  The value of the Collateral may not be sufficient to satisfy all the obligations secured by such Collateral. As a result, holders of the Notes may not receive full payment on their Notes following an event of default.
  Rights of holders of the Notes in the Collateral may be adversely affected by bankruptcy proceedings.
  Any future pledge of Collateral may be avoidable in bankruptcy.
  Rights of holders of Notes and CVRs in the Collat- eral may be adversely affected by the failure to perfect liens on the Collateral or on Collateral acquired in the future. Any future pledge of collateral may be avoidable in bankruptcy.

Risks Related to the Class A common shares Failure to maintain the listing of our Class A common shares on the TSXV could have adverse effects.

     We are required to maintain compliance with the TSXV listing rules, which in addition to other rules, require us as a “Mining Issuer” to hold an interest of 50% or more in a qualifying property or the right to acquire such an interest in a qualifying property in order to maintain our listing. With the acquisition of the LMS Gold Project (see “PROPERTIES”), we are currently in compliance with the applicable TSXV listing rule.

     We cannot provide assurances that we will always remain in compliance with applicable listing standards. A delisting of our Class A common shares from the TSXV could negatively impact us by: (i) reducing the liquidity and market price of our Class A common shares; (ii) reducing the number of investors willing to hold or acquire our Class A common shares, which could negatively impact our ability to raise equity or other financing; (iii) limiting our ability to access the public capital markets; (iv) impairing our ability to provide equity incentives to our employees; and (v) impairing our ability to pay holders of our Convertible Notes Class A common shares in lieu of cash upon certain terms and conditions under the Indenture.

The price and liquidity of our Class A common shares may be volatile.

     The market price of our Class A common shares may fluctuate based on a number of factors, some of which are beyond our control, including:

  we do not have an active market for our Class A common shares and large sell or buy transactions may affect the market price;
  developments in our efforts to conclude the transactions contemplated by the MOU;
  developments in our other effort to collect the Award and/or sell the Mining Data;
  economic and political developments in Venezuela;
  our operating performance and financial condition;
  our ability to obtain additional financing for wor- king capital, capital expenditures, acquisitions or general purposes;
  shareholder dilution resulting from restructuring or refinancing our outstanding Notes due December 31, 2018;
  the public’s reaction to announcements or filings by us or other companies;
  the public’s reaction to negative news regarding Venezuela and/or international responses to Venezuelan domestic and international policies;
  the price of gold, copper and silver; and
  the addition to or changes to existing personnel.

     The effect of these and other factors on the market price of the Class A common shares has historically made our share price volatile and suggests that our share price will continue to be volatile in the future.

We may issue additional Class A common shares, debt instruments convertible into Class A common shares or other equity-based instruments to fund future operations.

     We cannot predict the size of any future issuances of securities, or the effect, if any, that future issuances and sales of our securities will have on the market price of our Class A common shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, may result in dilution to present and prospective holders of shares.

     We do not intend to pay cash dividends or make other distributions to shareholders unless we collect the Award, or some portion thereof, in the foreseeable future.

     We have not declared or paid any dividends on our Class A common shares since 1984. We may declare cash dividends or make distributions in the future only if our earnings and capital are sufficient to justify the payment of such dividends or distributions. Regarding the collection of the Award and/or payment for the Mining Data, subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and taxes, we expect to distribute, in the most cost efficient manner, a substantial majority of any net proceeds pursuant to the Award after fulfillment of our corporate obligations.

Risks Related to the Business

Any development activities on the Brisas Cristinas Project as contemplated by the Mixed Company Agreement will require additional exploration work and financing and there is no assurance that the project will be determined feasible.

     No formal exploration or development activities have taken place at the proposed location of the Brisas Cristinas Project for some time. Even if the Settlement Agreement is completed and the required financing is obtained, substantial effort and financing would be required to re-commence work on any Brisas Cristinas Project. We can provide no assurances that the project or its development would be determined feasible.

If we are successful in completing the transactions contemplated by the Mixed Company Agreement, our potential future operations related to the Brisas Cristinas Project will be concentrated in Venezuela and will be subject to inherent local risks.

     If we are successful in completing the transactions contemplated by the Mixed Company Agreement, our potential future operations related to the Brisas Cristinas Project will be located in Venezuela and, as a result, we will be subject to operational, regulatory, political and economic risks specific to its location, including:

  the effects of local political, labor and economic developments, instability and unrest;
  significant or abrupt changes in the applicable regulatory or legal climate;
  currency instability, hyper-inflation and the environment surrounding the financial markets and exchange rate in Venezuela;
  international response to Venezuelan domestic and international policies;
  limitations on mineral exports;
  invalidation, confiscation, expropriation or rescission of governmental orders, permits, agreements or property rights;
  exchange controls and export or sale restrictions;
  currency fluctuations, repatriation restrictions and operation in a highly inflationary economy;
  competition with companies from countries that are not subject to Canadian and U.S. laws and regulations;
  laws or policies of foreign countries and Canada affecting trade, investment and taxation;
  civil unrest, military actions and crime;
  corruption, requests for improper payments, or other actions that may violate Canadian and U.S. foreign corrupt practices acts, uncertain legal enforcement and physical security; and
  new or changes in regulations related to mining, environmental and social issues.

Operating losses are expected to continue.

     We have no commercial production at this time and, as a result, we have not recorded revenue or cash flows from mining operations and have experienced losses from operations for each of the last five years, a trend we expect to continue unless and until the Award is collected, proceeds from the sale of the Mining Data are collected and/or we acquire or invest in alternative projects such as the Brisas Cristinas Project and we achieve commercial production.

We may be unable to continue as a going concern.

     We have no revenue producing operations at this time and our working capital position, cash burn rate and debt maturity schedule may require that we seek additional sources of funding to ensure our ability to continue activities in the normal course. Our longer-term funding requirements may be adversely impacted by financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.ÊÊ

Failure to attract new and/or retain existing personnel could adversely affect us.

     We are dependent upon the abilities and continued participation of existing personnel to manage negotiations with Venezuela and other activities related to the consummation of the Settlement Agreement, operation of the Mixed Company, other efforts related to the enforcement and collection of the Award and sale of the Mining Data and to identify, acquire and develop new opportunities. Substantially all of our existing management personnel have been employed by us for over 20 years. The loss of existing employees (in particular those long time management personnel possessing important historical knowledge related to the Brisas Project which is relevant to the Brisas Arbitration) or an inability to obtain new personnel necessary to execute future efforts to acquire and develop a new project, such as the Brisas Cristinas Project, could have a material adverse effect on our future operations.

Risks inherent in the mining industry could adversely impact future operations.

     Exploration for gold and other metals is speculative in nature, involves many risks and frequently is unsuccessful. As is customary in the industry, not all prospects will be positive or progress to later stages (e.g. the feasibility, permitting, development and operating stages), therefore, we can provide no assurances as to the future success of our efforts related to the Brisas Cristinas Project and the LMS Gold Project. Exploration programs entail risks relating to location, metallurgical processes, governmental permits and regulatory approvals and the construction of mining and processing facilities. Development can take a number of years, requiring substantial expenditures and there is no assurance that we will have, or be able to raise, the required funds to engage in these activities or to meet our obligations with respect to the Brisas Cristinas Project and the LMS Gold Project. Any one or more of these factors or occurrence of other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies.

U.S. Internal Revenue Service designation as a “passive foreign investment company” may result in adverse U.S. tax consequences to U.S. Holders.

     U.S. taxpayers should be aware that we have determined that we were a “passive foreign investment company” (a “PFIC”) under Section 1297(a) of the U.S. Internal Revenue Code (the “Code”) for the taxable year ended December 31, 2016, and that we may be a PFIC for all taxable years prior to the time we have income from production activities. We do not believe that any of our subsidiaries were PFICs as to any of our shareholders for the taxable year ended December 31, 2016, however, due to the complexities of the PFIC determination summarized below, we cannot guarantee this belief or that the Internal Revenue Service (the “IRS”) would not take a contrary position. The determination of whether we and any of our subsidiaries will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether we and any of our subsidiaries will be a PFIC for any taxable year generally depends on our assets and income and those of our subsidiaries’ over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Management’s Discussion and Analysis. Accordingly, there can be no assurance that we and any of our subsidiaries will not be a PFIC for any taxable year.

     For taxable years in which we are a PFIC, any gain recognized on the sale of our Class A common shares and any “excess distributions” (as specifically defined) paid on our Class A common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for the Class A common shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Class A common shares generally will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

     Alternatively, a U.S. taxpayer that makes a timely and effective “QEF election” generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of our “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by us. For a U.S. taxpayer to make a QEF election, we must agree to supply annually to the U.S. taxpayer the “PFIC Annual Information Statement” and permit the U.S. taxpayer access to certain information in the event of an audit by the IRS. We will prepare and make the statement available to U.S. taxpayers, and will permit access to the information. As a possible second alternative, a U.S. taxpayer may make a “mark-to-market election” with respect to a taxable year in which we are a PFIC and the Class A common shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Class A common shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in such Class A common shares.

There are material tax risks associated with holding and selling or otherwise disposing the Notes and Class A common shares.

     There are material tax risks associated with holding and selling or otherwise disposing the Notes and Class A common shares. Each prospective investor is urged to consult its own tax advisor regarding the tax consequences to him or her with respect to the ownership and disposition of the Notes and Class A common shares.

It may be difficult to bring certain actions or enforce judgments against the Company and/or its directors and executive officers.

     Investors in the U.S. or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against us, our directors or executive officers based on civil liability provisions of federal securities laws or other laws of the U.S. or any state thereof or the equivalent laws of other jurisdictions of residence. We are organized under the laws of Alberta, Canada. Some of our directors and officers, and some of the experts named from time to time in our filings, are residents of Canada or otherwise reside outside of the U.S. and all or a substantial portion of their and our assets, may be located outside of the U.S. As a result, it may be difficult for investors in the U.S. or outside of Canada to bring an action in the U.S. against our directors, officers or experts who are not residents in the U.S. It may also be difficult for an investor to enforce a judgment obtained in a U.S. court or a court of another jurisdiction of residence predicated upon the civil liability provisions of Canadian securities laws or U.S. federal securities laws or other laws of the U.S. or any state thereof against us or those persons.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

     In April 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-03, Interest – Imputation of interest. This update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments in this update were effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The adoption of this ASU did not have an impact on our financial statements.

     In August 2014, the FASB issued ASU 2014-15, which provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. This update was effective for us commencing with the annual period ending after December 15, 2016 and did not have an impact on our financial statements.

DISCLOSURE OF OUTSTANDING SHARE DATA

Class A common shares

     We are authorized to issue an unlimited number of Class A common shares without par value of which 89,848,104 Class A common shares were issued and outstanding as at the date hereof. Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Class A common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the Board. Shareholders are entitled upon our liquidation, dissolution or winding up to receive our remaining assets available for distribution to shareholders.

Equity Units

     In February 1999, Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer. Generally, each shareholder of Gold Reserve Corporation received one Class A common share of Gold Reserve Inc. for each common share owned in Gold Reserve Corporation. For tax reasons, certain U.S. holders elected to receive Equity Units in lieu of Class A common shares. An Equity Unit comprised one Class B common share of Gold Reserve Inc. and one Gold Reserve Corporation Class B common share, and was substantially equivalent to a Class A common share and generally immediately convertible into Class A common shares. Equity Units were transferable but not listed for trading on any stock exchange and subject to compliance with applicable federal, provincial and state securities laws. As of December 31, 2015 all Equity Units had been converted to Class A common shares.

Preferred Shares

     We are authorized, subject to the limitations prescribed by law and our articles of incorporation, from time to time, to issue an unlimited number of serial preferred shares; and to determine variations, if any, between any series so established as to all matters, including, but not limited to, the rate of dividend and whether dividends shall be cumulative or non-cumulative; the voting power of holders of such series; the rights of such series in the event of the dissolution of the Corporation or upon any distribution of the assets of the Corporation; whether the shares of such series shall be convertible; and such other designations, rights, privileges, and relative participating, optional or other special rights, and such restrictions and conditions thereon as are permitted by law. There are no preferred shares issued or outstanding as of the date hereof.

Share Purchase Warrants

     We issued 1,750,000 share purchase warrants to acquire for a two-year period one-half of one Class A common share (875,000 whole warrants) at a price of $4.00 per share. The share purchase warrants expired on September 20, 2015.

Share Purchase Options

     We maintain the 2012 Equity Incentive Plan (the “2012 Plan”) which provides for the grant of stock options of up to 8,750,000 of our Class A common shares. As of December 31, 2016, there were 3,357,000 options outstanding and 5,393,000 remaining options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Board.

Stock options exercisable for common shares as of the date herein:

Expiry Date	Exercise Price	Number of Shares
June 11, 2018	$3.00	250,000
March 17, 2020	$3.89	100,000
June 9, 2021	$1.92	875,000
July 25, 2024	$4.02	310,000
June 29, 2025	$3.91	215,000
January 20, 2027	$3.45	125,000
February 16, 2027	$3.15	4,002,502
Total Class A common shares issuable pursuant to stock options		5,877,502

Convertible Notes and Interest Notes

     At December 31, 2016, we had $50.9 million aggregate principal amount of convertible notes outstanding, which are comprised of (i) approximately $49.9 million aggregate principal amount of 2018 Convertible Notes and approximately $1.0 million aggregate principal amount of 2022 Convertible Notes. Interest on the 2018 Convertible Notes accrues and is capitalized quarterly and is payable in a new series of 11% Senior Secured Interest Notes due December 31, 2018 (the “Interest Notes” and together with the 2018 Convertible Notes, the “2018 Notes”). Interest on the Interest Notes is also payable in additional Interest Notes. We had $6.2 million aggregate principal amount of Interest Notes outstanding at December 31, 2016. The 2018 Notes mature on December 31, 2018. (See Note 11 to the audited consolidated financial statements).

     Holders of the 2018 Convertible Notes may convert them into 333.3333 Class A common shares per $1,000 principal amount (which is equivalent to a conversion price of $3.00 per common share), subject to adjustment upon the occurrence of certain events. The Interest Notes are not convertible into Class A common shares or any other security. We paid, in the case of the New Notes, a fee of 2.5% of the principal in the form of an original issue discount, and in the case of the Modified Notes, an extension fee of 2.5% of the extended principal and interest notes in the form of additional 2018 Convertible Notes. For a more detailed description of the terms of the 2018 Notes, see “Material Contracts”. The 2022 Convertible Notes subject to certain conditions can be redeemed, repurchased or converted into our Class A common shares at a conversion price of $7.54 per common share.

Capital Structure

The following summarizes our share capital structure as of the date hereof:
Class A common shares outstanding	89,848,104
Shares issuable pursuant to the 2012 Equity Incentive Plan	5,877,502
Shares issuable pursuant to the Convertible Notes	16,742,447
Total shares outstanding, fully diluted	112,468,053

Management’s Annual Report On Internal Control Over Financial Reporting

     The accompanying audited consolidated financial statements of Gold Reserve Inc. were prepared by management in accordance with accounting principles generally accepted in the United States, consistently applied and within the framework of the summary of significant accounting policies contained therein. Management is responsible for all information in the accompanying audited consolidated financial statements.

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the U.S.Ê Internal control over financial reporting includes:

  maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
  providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;
  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of our executive officers; and
  providing reasonable assurance that unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.Ê

     Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

     Management, including the CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 based on the framework established in Internal Control –Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

     Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2016.

     The effectiveness of internal control over financial reporting as of DecemberÊ31, 2016 has been audited by our independent auditors, PricewaterhouseCoopersÊLLP (“PwC”), as stated in their audit report, which is dated April 28, 2017 and included below.

/s/ Rockne J. Timm
Chief Executive Officer
April 28, 2017

/s/ Robert A. McGuinness
Vice President-Finance and CFO
April 28, 2017

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Gold Reserve Inc.

     We have completed integrated audits of Gold Reserve Inc.’s December 31, 2016 and December 31, 2015 consolidated financial statements and its internal control over financial reporting as at December 31, 2016. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

     We have audited the accompanying consolidated financial statements of Gold Reserve Inc. (theÊ“Company”), which comprise the consolidated balance sheets as at December 31, 2016 and 2015 and the consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

     Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

     Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

     An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

     We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

     In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Gold Reserve Inc. as at December 31, 2016 and 2015 and results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on internal control over financial reporting

     We have also audited Gold Reserve Inc.’s internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management’s responsibility for internal control over financial reporting

     Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting.

Auditor’s responsibility

     Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

     An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

     We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i)Êpertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

     In our opinion, Gold Reserve Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, British Columbia
April 28, 2017

GOLD RESERVE INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)
		December 31,	December 31,
		2016	2015
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)		$35,747,049	$9,350,892
Marketable securities (Notes 5 and 6)		541,216	180,986
Deposits, advances and other		153,916	590,250
Total current assets		36,442,181	10,122,128
Property, plant and equipment, net (Note 7)		12,046,496	12,258,599
Total assets		$48,488,677	$22,380,727

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 3)		$691,409	$1,549,905
Accrued interest		2,379	2,388
Total current liabilities		693,788	1,552,293

Convertible notes and interest notes (Note 11)		43,968,020	39,671,870
Other (Note 11)		1,012,491	1,012,491
Total liabilities		45,674,299	42,236,654

SHAREHOLDERS’ EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares (Note 12)		342,190,645	290,467,418
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2016...89,710,604
	2015...76,447,147
Contributed Surplus (Note 11)		25,723,900	30,435,625
Stock options (Note 10)		17,353,725	20,523,325
Accumulated deficit		(382,897,065)	(361,351,373
Accumulated other comprehensive income		443,173	69,078
Total shareholders’ equity (deficit)		2,814,378	(19,855,927
Total liabilities and shareholders’ equity		$48,488,677	$22,380,727

Contingencies (Note 3)

The accompanying notes are an integral part of the audited consolidated financial statements.

Approved by the Board of Directors:
/s/ Patrick D. McChesney		/s/ James P. Geyer

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. dollars)

	For the Years Ended December 31,
	2016	2015
OTHER INCOME (LOSS)
Interest income	$47,691	$651
Gain on disposition of marketable securities	48,360	–
Loss on settlement of debt (Note 11)	(70,221)	(495,101)
Write-down of property, plant and equipment (Note 7)	(556,558)	–
Loss on sale of equipment	–	(9,432)
Loss on impairment of marketable securities (Note 5)	(13,769)	(46,629)
Foreign currency gain	51,142	12,710
	(493,355)	(537,801)

EXPENSES
Corporate general and administrative	4,111,563	3,143,259
Mixed Company (Note 8)	1,648,043	–
Debt restructuring (Note 11)	–	1,399,148
Exploration	320,611	249,619
Legal and accounting	867,965	270,138
Arbitration and settlement (Note 3)	2,785,817	2,153,123
Equipment holding costs	796,680	752,288
Interest expense (Note 11)	10,521,658	9,630,521
	21,052,337	17,598,096

Net loss for the year	$(21,545,692)	$(18,135,897)

Net loss per share, basic and diluted	$(0.26)	$(0.24)
Weighted average common shares outstanding, basic and diluted	84,456,074	76,118,236

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in U.S. dollars)

	For the Years Ended December 31,
	2016	2015
Net loss for the year	$(21,545,692)	$(18,135,897)
Other comprehensive income, net of tax:
Items that may be reclassified subsequently to the
consolidated statement of operations:
Unrealized gain on marketable securities, net of tax of nil	360,386	5,445
Realized gain on marketable securities, net of tax of nil	(60)	–
Impairment loss on marketable securities, net of tax of nil	13,769	46,629
Other comprehensive income	374,095	52,074

Comprehensive loss for the year	$(21,171,597)	$(18,083,823)

The accompanying notes are an integral part of the audited consolidated financial statements.

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2016 and 2015

(Expressed in U.S. dollars)

								Accumulated
								Other
	Common Shares and Equity Units			Contributed		Stock	Accumulated	Comprehensive
	Common Shares	Equity Units	Amount	Surplus	Warrants	Options	Deficit	income

Balance, December 31, 2014	76,077,547	100	$289,326,172	$11,682,644	$543,915	$20,669,308	$(343,215,476)	$17,004
Net loss							(18,135,897)
Other comprehensive income								52,074
Stock option compensation						315,273
Fair value of options exercised			461,256			(461,256)
Equity Units converted to shares	100	(100)
Warrant expiration				543,915	(543,915)
Equity component – convertible notes				18,209,066
Common shares issued for:
Option exercises	369,500		679,990
Balance, December 31, 2015	76,447,147	–	290,467,418	30,435,625	–	20,523,325	(361,351,373)	69,078
Net loss							(21,545,692)
Other comprehensive income								374,095
Stock option compensation						14,907
Fair value of options exercised			3,184,507			(3,184,507)
Common shares issued for:
Private placement, net of costs	8,562,500		34,108,113
Option exercises	2,286,500		4,175,875
Note conversions (Note 11)	2,414,457		10,254,732	(4,711,725)
Balance, December 31, 2016	89,710,604	–	$342,190,645	$25,723,900	$–	$17,353,725	$(382,897,065)	$443,173

The accompanying notes are an integral part of the audited consolidated financial statements.

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

	For the Years Ended December 31,
	2016	2015
Cash Flows from Operating Activities:

Net loss for the year	$(21,545,692)	$(18,135,897)
Adjustments to reconcile net loss to net cash
used in operating activities:
Stock option compensation	14,907	315,273
Depreciation	5,545	7,623
Loss on settlement of debt	70,221	495,101
Loss on sale of equipment	–	9,432
Write-down of property, plant and equipment	556,558	–
Accretion of convertible notes	10,463,666	9,573,212
Non cash restructure expense	–	1,399,148
Gain on disposition of marketable securities	(48,360)	–
Impairment loss on marketable securities	13,769	46,629
Changes in non-cash working capital:
Net (increase) decrease in deposits and advances	436,334	(236,508)
Net decrease in accounts payable and accrued expenses	(858,505)	(2,378,703)
Net cash used in operating activities	(10,891,557)	(8,904,690)

Cash Flows from Investing Activities:

Proceeds from disposition of marketable securities	48,456	–
Purchase of property, plant and equipment	(350,000)	–
Proceeds from sales of equipment	–	165,000
Net cash provided by (used in) investing activities	(301,544)	165,000

Cash Flows from Financing Activities:

Proceeds from the issuance of debt	–	11,989,575
Proceeds from the issuance of common shares	38,425,875	679,990
Financing fees	(141,887)	(1,018,130)
Settlement of debt	(694,730)	–
Net cash provided by financing activities	37,589,258	11,651,435

Change in Cash and Cash Equivalents:

Net increase in cash and cash equivalents	26,396,157	2,911,745
Cash and cash equivalents - beginning of year	9,350,892	6,439,147
Cash and cash equivalents - end of year	$35,747,049	$9,350,892

Supplemental Cash Flow Information:

Cash paid for interest	$749,311	$57,310

The accompanying notes are an integral part of the audited consolidated financial statements.

Note 1. The Company and Significant Accounting Policies:

     Gold Reserve Inc. (“Gold Reserve”, the “Company”, “we”, “us”, or “our”) is engaged in the business of acquiring, exploring and developing mining projects. We are an exploration stage company incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

     Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. A significant portion of our activities relate to enforcement and collection efforts associated with the Sep-tember 2014 Award in connection with Venezuela’s seizure of our mining project known as the Brisas Project, the execution of the August 2016 Settlement Agreement and more recently the November 4, 2016 amended Settlement Agreement (the “Settlement Agreement”) with Venezuela in regards to the payment of the Award and the acquisition of our Mining Data (See Note 3, Arbitral Award Settlement and Associated Mining Data Sale).

     In February 1999 each Gold Reserve Corporation shareholder exchanged their shares for an equal number of Gold Reserve Inc. Class A common shares except in the case of certain U.S. holders who for tax reasons elected to receive equity units which were comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share and substantially equivalent to one Class A common share of Gold Reserve Inc. As of December 31, 2015, all equity units had been converted to Class A common shares.

     Basis of Presentation and Principles of Consolidation. These audited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The statements include the accounts of the Company, Gold Reserve Corporation, two Barbadian subsidiaries formed to hold our interest in and operate the Mixed Company as defined herein and several dormant subsidiaries domiciled in Venezuela, Canada and Barbados which were previously formed to hold our interest in our foreign subsidiaries or for future transactions. The Mixed Company is beneficially owned 55% by Venezuela and 45% by Gold Reserve. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists. We have only one operating segment, the exploration and development of mineral properties.

     Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value. We manage the exposure of our cash and cash equivalents to credit risk by diversifying our holdings into major Canadian and U.S. financial institutions.

Exploration and Development Costs.

Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Mineral property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

     Property, Plant and Equipment. Included in property, plant and equipment is certain equipment, the carrying value of which has been adjusted, as a result of impairment tests, to its estimated fair value of $11.7 million and it is not being depreciated as it is not yet available for its intended use. The ultimate recoverable value of this equipment may be different than management’s current estimate. We have additional property, plant and equipment which are recorded at cost less impairment charges and accumulated depreciation. Replacement costs and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture and office equipment is depreciated using the straight-line method over 5 to 10 years. The remaining property, plant and equipment are fully depreciated.

     Impairment of Long Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset’s fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

     Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

     Stock Based Compensation. We maintain the 2012 Equity Incentive Plan (the “2012 Plan”) which provides for the grant of stock options to purchase our Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 10 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. We also maintain the Gold Reserve Director and Employee Retention Plan (the “Retention Plan”). Each Unit (each, a “Retention Unit”) granted under the Retention Plan to a participant entitles such person to receive a cash payment equal to the fair market value of one Class A common Share (1) on the date the Retention Unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater. We will not accrue a liability for these Retention Units until and unless events required for vesting of the units occur. Stock options and Retention Units granted under the respective plans become fully vested and exercisable upon a change of control.

     Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A common shares and equity units outstanding during each year. In periods in which a loss is incurred, the effect of potential issuances of shares under options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same.

     Convertible Notes. Convertible notes are initially recorded at estimated fair value and subsequently measured at amortized cost. The fair value is allocated between the equity and debt component parts based on their respective fair values at the time of issuance and recorded net of transaction costs. The equity portion of the convertible notes is estimated using the residual value method. The fair value of the debt component is accreted to the face value of the convertible notes using the effective interest rate method over the contractual life of the convertible notes, with the resulting charge recorded as interest expense.

     Financial Instruments. Marketable equity securities are classified as available for sale with any unrealized gain or loss recorded in other comprehensive income. If a decline in fair value of a security is determined to be other than temporary, an impairment loss is recognized. Cash and cash equivalents, deposits and advances are accounted for at cost which approximates fair value. Accounts payable, convertible notes and interest notes are recorded at amortized cost. Amortized cost of accounts payable approximates fair value.

     Contingent Value Rights. Contingent value rights (“CVRs”) are obligations arising from the disposition of a portion of the rights to future proceeds of the Award against Venezuela and/or the sale of the Brisas Project technical mining data (the “Mining Data”) that we compiled.

     Warrants. Common share purchase warrants (“Warrants”) issued by us entitle the holder to acquire our Class A common shares at a specific price within a certain time period. The fair value of warrants issued is calculated using the Black-Scholes method.

Note 2. New Accounting Policies:

Adopted in the year

     In April 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-03, Interest –Imputation of interest. This update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments in this update were effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The adoption of this ASU did not have an impact on our financial statements.

     In August 2014, the FASB issued ASU 2014-15, which provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. This update was effective for us commencing with the annual period ending after December 15, 2016 and did not have an impact on our financial statements.

Recently issued accounting pronouncements

     In January 2017, the FASB issued ASU 2017-01, Business Combinations. This update clarifies the definition of a business and adds guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This update is effective for us commencing with the annual period beginning after December 15, 2017 and interim periods within that annual period. We are still in the process of evaluating the impact of this standard.

     In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows – Restricted Cash. This update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. This update is effective for us commencing with the annual period beginning after December 15, 2017 and interim periods within that annual period. We are still in the process of evaluating the impact of this standard.

     In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments. This update is intended to reduce the existing diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This update is effective for us commencing with the annual period beginning after December 15, 2017 and interim periods within that annual period. We are still in the process of evaluating the impact of this standard.

     In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation. The objective of this update is to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This update is effective for us commencing with the annual period beginning after December 15, 2016. We do not expect the adoption of this standard will have a significant impact on our financial statements.

     In February 2016, the FASB issued ASU 2016-02, Leases. This update is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This update is effective for us commencing with the annual period beginning after December 15, 2018, including interim periods within that year. We are still in the process of evaluating the impact of this standard.

     In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This update is effective for us commencing with the annual period beginning after December 15, 2017. We do not expect the adoption of this standard will have a significant impact on our financial statements.

     In May 2014, the FASB issued ASU 2014-09, Revenue from contracts with customers. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This update is effective for us commencing with the annual period beginning after December 15, 2017. As we currently do not generate revenue from operations we do not expect the adoption of this standard will have a significant impact on our financial statements.

Note 3. Arbitral Award Settlement and Associated Mining Data Sale:

     In October 2009, we initiated a claim (the “Brisas Arbitration”) under the additional facility rules of the International Centre for the Settlement of Investment Disputes (“ICSID”) of the World Bank to obtain compensation for the losses caused by the actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the “Canada-Venezuela BIT”). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

     In September 2014, the ICSID Tribunal unanimously awarded us an Arbitral Award (the “Award”) totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually, which at the date of the original Settlement Agreement approximated $29.4 million. Since the Award was issued, we have pursued enforcement and collection of the Award in France, England, Luxembourg and the United States.

     On July 17, 2016, we signed a settlement agreement with Venezuela (the “Settlement Agreement”) which contemplated payment of the Award (including accrued interest) of approximately $770 million in respect of the Brisas project and the acquisition of our Mining Data by Venezuela for $240 million, the first payment being due on or before October 31, 2016. Pursuant to the terms of the Settlement Agreement, we temporarily suspended the legal enforcement of the Award preserving our ability to resume enforcement and collection of Award via the courts, in the event we ultimately do not receive the agreed upon payments contemplated in the Settlement Agreement, as amended.

     In early November 2016, and again in early December 2016, the parties executed addendums to the Settlement Agreement whereby the parties agreed to revise the payment schedule under which Venezuela would make payments related to the Award and Mining Data as follows: $300 million on or before December 15, 2016; $469.7 million on or before January 3, 2017; $50 million on or before January 31, 2017; $100 million on or before February 28, 2017 and $90 million on or before June 30, 2017. The payments for the Award and Mining Data continue to be contingent upon Venezuela obtaining the necessary financing, which has not occurred and, as a result, as of the date of this report no payments have been made by Venezuela. At the passing of the last agreed upon payment date, the Board of Directors chose to not formally terminate the Settlement Agreement as a result of the delay in the initial agreed upon payment(s), but instead instructed management to continue all efforts to work with Venezuela to complete the terms of the Settlement Agreement. Management has recently proposed a third addendum to the Settlement Agreement, whereby the parties would agree, among other things, to revise the previously proposed payment schedule.

     In October 2014 and January 2015, respectively, Venezuela filed annulment applications before the Paris Court of Appeal (the “Court”) regarding the Award and the December 15, 2014 arbitral decision dismissing its request for rectification. During the same period, the Company applied to the Court for exequatur of the Award, which entails recognition and enforcement of the Award in France. The Court issued the exequatur on January 29, 2015 declaring the Award to be recognized and enforceable in France. On February 7, 2017, the Court rejected all of Venezuela’s previous annulment arguments and issued a judgment dismissing the applications filed by Venezuela pending before the French courts in relation to the Award. In addition to the Award remaining enforceable in France, the Court ordered Venezuela to pay an amount of 150,000 for our legal fees and costs. Venezuela can consider appealing the judgment before the French Cour de cassation, which is the court of final resort in the French judicial system.

Obligations related to the collection of the Award

     We have outstanding CVRs which entitle each holder that participated in the note restructuring completed in 2012 to receive, net of certain deductions (including income tax calculation and the payment of our then current obligations), a pro rata portion of a maximum aggregate amount of 5.468% calculated on the proceeds actually received by us with respect to the Award and/or the disposition of the Mining Data related to the development of the Brisas Project.

     The Board of Directors (the “Board”) approved a Bonus Pool Plan (the “Bonus Plan”) in May 2012, which is intended to compensate the participants, including executive officers, employees, directors and consultants, for their past and future contributions including their past efforts related to the development of the Brisas Project, execution of the Brisas Arbitration and the collection of an award and/or sale of the Mining Data. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized (calculated on substantially the same terms as the CVR) related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. The Bonus Plan is administered by a committee of independent directors who selected the individual participants in the Bonus Plan and fixed the relative percentage of the total pool to be distributed to each participant. Participation in the Bonus Plan by existing participants is fully vested, subject to voluntary termination of employment or termination for cause.

     The Company maintains the Gold Reserve Director and Employee Retention Plan (See Note 10). Each unit (the “Retention Units”) granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A common share: (1) on the date the unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater. Units previously granted under the plan become fully vested upon: (1) collection of Award proceeds from the ICSID arbitration process and/or sale of mining data totaling at least $200 million and we agree to distribute a substantial majority of the proceeds to our shareholders or, (2) the event of a change of control. We currently do not accrue a liability for the Bonus or Retention Plan as events required for payment under the Plans have not yet occurred.

     Upon payment of the Award or receipt of proceeds from the disposition of the Mining Data, subject to certain limitations, we are obligated to make an offer to existing holders to redeem the 2018 Notes at a price equal to 120% of the principal amount of 2018 Notes then outstanding. See “Description of Capital Structure”.

     Our current plan is to distribute to our shareholders, in the most cost efficient manner, a substantial majority of any net proceeds, subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the Award and/or sale of the Mining Data. Such obligations include payments pursuant to the terms of the Convertible Notes (if not otherwise converted), Interest Notes, CVRs, Bonus Plan and Retention Plan (all as defined herein), contingent legal fees of approximately $1.8 million which will become payable upon the collection of the Award or undertakings made to a court of law.

Note 4. Cash and Cash Equivalents:
	December 31, 2016	December 31, 2015
Bank deposits	$1,122,542	$9,278,730
Money market funds	34,624,507	72,162
Total	$35,747,049	$9,350,892

Note 5. Marketable Securities:
	December 31, 2016	December 31, 2015
Fair value at beginning of year	$180,986	$175,541
Dispositions, at cost	(96)	–
Realized gain	(60)	–
Impairment loss	(13,769)	(46,629)
Increase in market value	374,155	52,074
Fair value at balance sheet date	$541,216	$180,986

     The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income until realized or impaired. Realized gains and losses are based on the average cost of the shares held at the date of disposition. As of December 31, 2016 and 2015, marketable securities had a cost basis of $98,043 and $111,908, respectively.

Note 6. Fair Value Measurements:

     Accounting Standards Codification (“ASC”) 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions. The most observable Level 2 inputs used for the convertible notes include the volume weighted average trading price of our common stock and the most recent observable trading history of the 2022 Notes (as defined in Note 11).

Fair value
	December 31, 2016	Level 1	Level 2
Marketable securities	$541,216	$541,216	$–
Convertible notes and interest notes	$77,164,724	$–	$77,164,724

Fair value
	December 31, 2015	Level 1	Level 2
Marketable securities	$180,986	$180,986	$–
Convertible notes and interest notes	$50,268,471	$–	$50,268,471

Note 7. Property, Plant and Equipment:
		Accumulated
	Cost	Depreciation	Net
December 31, 2016
Machinery and equipment	$11,677,534	$–	$11,677,534
Furniture and office equipment	519,832	(500,870)	18,962
Leasehold improvements	41,190	(41,190)	–
Mineral property	350,000	–	350,000
	$12,588,556	$(542,060)	$12,046,496

		Accumulated
	Cost	Depreciation	Net
December 31, 2015
Machinery and equipment	$12,234,092	$–	$12,234,092
Furniture and office equipment	519,832	(495,325)	24,507
Leasehold improvements	41,190	(41,190)	–
	$12,795,114	$(536,515)	$12,258,599

     On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the “Property”), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. (“Raven”), a wholly-owned subsidiary of Corvus Gold Inc. which was recorded as mineral property.

     Raven retains a royalty interest with respect to (i) precious metals produced and recovered from the Property equal to 3% of net smelter returns on such metals (the “Precious Metals Royalty”) and (ii) base metals produced and recovered from the Property equal to 1% of net smelter returns on such metals, provided that we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million.

     Machinery and equipment consists of infrastructure and milling equipment intended for use on the Brisas Project. We continually evaluate our equipment to determine whether events or changes in circumstances have occurred that may indicate impairment has occurred. We review comparable market data for evidence that fair value less cost to sell is in excess of the carrying amount. In 2016, based on market valuations for mining equipment which included the review of transactions involving comparable assets, we recorded a write-down of $0.6 million to an estimated fair value. During the second quarter of 2015, equipment with a carrying value of $174,432 was sold and we recorded a loss on sale of $9,432.

Note 8. Mixed Company:

     On August 7, 2016, we executed an agreement (“Mixed Company Agreement”) with Venezuela for the formation of a jointly owned company (“Mixed Company”) and in October 2016, together with Venezuela, we established Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”), the entity that will develop the Brisas Cristinas Project.

     Siembra Minera is beneficially owned 55% by Corporacion Venezolana De Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve and the parties will retain their respective interest in the Siembra Minera in the event the agreed upon payments, pursuant to the Settlement Agreement, are not made by Venezuela. Siembra Minera will, among other things, hold the gold, copper, silver and other strategic mineral rights within Bolivar State, including the Brisas Cristinas Project, (each having a 40 year term comprised of 20 years with two 10 year extensions), be authorized, via Presidential Decrees and Ministerial and Central Bank resolutions, to carry-on its business, pay a net smelter return royalty to Venezuela on the sale of gold, copper, silver and any other strategic minerals over the life of the project and provide net profits participation based on the sales price of gold per ounce. We incurred costs of $1.6 million during 2016 associated with the legal negotiation related to the Mixed Company Agreement and our efforts to facilitate the establishment of Siembra Minera.

Note 9. KSOP Plan:

     The KSOP Plan, adopted in 1990 for retirement benefits of employees, is comprised of two parts, (1) a salary reduction component, and a 401(k) which includes provisions for discretionary contributions by us, and (2) an employee share ownership component, or ESOP. Allocation of Class A common shares or cash to participants’ accounts, subject to certain limitations, is at the discretion of the Board. There have been no Class A common shares allocated to the KSOP Plan since 2011. Cash contributions for the KSOP Plan years 2016 and 2015 were approximately $163,000 and $150,000, respectively.

Note 10. Stock Based Compensation Plans:

Equity Incentive Plans

     On June 27, 2012, the shareholders approved the 2012 Equity Incentive Plan (the “2012 Plan”) to replace our previous equity incentive plans. In 2014, the Board amended and restated the 2012 Plan changing the maximum number of Class A common shares issuable under options granted under the 2012 Plan from a “rolling” 10% of the outstanding Class A common shares to a fixed number of 7,550,000 Class A common shares. On September 19, 2016, the Board approved an amendment and restatement of the 2012 Plan to increase the maximum number of shares issuable thereunder to 8,750,000, representing less than 10% of the issued and outstanding Class A Common Shares of the Company at such date. Such amendment was approved by the TSX Venture Exchange (“TSXV”) on October 6, 2016.

     As of December 31, 2016, there were 5,393,000 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee of the Board established pursuant to the 2012 Plan.

Share option transactions for the years ended December 31, 2016 and 2015 are as follows:

					2016		2015
					Weighted			Weighted
					Average			Average
					Exercise			Exercise
				Shares	Price		Shares	Price
Options outstanding - beginning of year				5,643,500	$ 2.43		5,698,000	$ 2.31
Options exercised				(2,286,500)	1.83		(369,500	1.84
Options granted				–	–		315,000	3.90
Options outstanding - end of year				3,357,000	$ 2.84		5,643,500	$ 2.43

Options exercisable - end of year				3,357,000	$ 2.84		5,593,500	$ 2.42

The following table relates to stock options at December 31, 2016:

		Outstanding Options				Exercisable Options
				Weighted				Weighted
				Average				Average
		Weighted		Remaining		Weighted		Remaining
		Average	Aggregate	Contractual		Average	Aggregate	Contractual
Exercise		Exercise	Intrinsic	Term		Exercise	Intrinsic	Term
Price	Number	Price	Value	(Years)	Number	Price	Value	(Years)
$1.92	875,000	$1.92	$1,968,750	4.44	875,000	$1.92	$1,968,750	4.44
$2.89	1,607,000	$2.89	2,056,960	0.08	1,607,000	$2.89	2,056,960	0.08
$3.00	250,000	$3.00	292,500	1.44	250,000	$3.00	292,500	1.44
$3.89	100,000	$3.89	28,000	3.21	100,000	$3.89	28,000	3.21
$3.91	215,000	$3.91	55,900	8.49	215,000	$3.91	55,900	8.49
$4.02	310,000	$4.02	46,500	7.56	310,000	$4.02	46,500	7.56
$1.92 - $4.02	3,357,000	$2.84	$4,448,610	2.64	3,357,000	$2.84	$4,448,610	2.64

     During the years ended December 31, 2016 and 2015, the Company granted nil and 0.32 million options, respectively. In 2016 and 2015, approximately 2.3 million and 0.4 million outstanding options were exercised, respectively for net proceeds to the Company of approximately $4.2 million and $0.7 million, respectively. The Company recorded non-cash compensation expense during 2016 and 2015 of $0.02 million and $0.3 million, respectively, for stock options granted in 2015 and prior periods.

     The weighted average fair value of the options granted in 2015 was calculated as $0.85. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

2015
Risk free interest rate	0.66%
Expected term	2.0 years
Expected volatility	38%
Dividend yield	nil

     The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the option.

Retention Plan and Change of Control Agreements

     The Company maintains the Gold Reserve Director and Employee Retention Plan. Each unit (the “Retention Units”) granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A common share: (1) on the date the unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater. Units previously granted under the plan become fully vested upon: (1) collection of Award proceeds from the ICSID arbitration process and/or sale of mining data totaling at least $200 million and we agree to distribute a substantial majority of the proceeds to its shareholders or, (2) the event of a change of control. A “Change of Control”, as it relates to the Retention Plan, means one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; solicitation of proxies or consents by or on behalf of a person other than the board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. As of December 31, 2016 an aggregate of 1,457,500 unvested units have been granted to directors and executive officers of the Company and 315,000 units have been granted to other employees. The Company currently does not accrue a liability for these units as events required for vesting of the units have not yet occurred. The minimum value of these units, based on the grant date value of the Class A common shares, was approximately $7.8 million. The Company also maintains change of control agreements with certain officers and employees. As of December 31, 2016, the amount payable under these agreements in the event of a change of control, including unvested retention units, was approximately $16.0 million.

Note 11. Convertible Notes and Interest Notes:

     During the fourth quarter of 2015, we issued approximately $13.4 million aggregate principal amount of new 11% Senior Secured Convertible Notes due December 31, 2018 (the “New Notes”) and modified, amended and extended the maturity date of approximately $43.7 million aggregate principal amount of previously outstanding convertible notes, interest notes and accrued interest from December 31, 2015 to December 31, 2018 (the “Modified Notes” and, together with the “New Notes”, the “2018 Convertible Notes”). The New Notes are comprised of approximately $12.3 million aggregate principal amount of 2018 Convertible Notes, issued with an original issue discount of 2.5% of the principal amount, and approximately $1.1 million of additional 2018 Convertible Notes representing 2.5% of the extended principal and interest amount due to the note holders as a restructuring fee.

     The total cost of the new issuance and restructuring of the 2018 Convertible Notes was approximately $2.4 million, which includes approximately $1.4 million of extension and issuance fees that were expensed and approximately $1.0 million associated with legal and associated transactional fees that were capitalized.

     Approximately $30.7 million aggregate principal amount of the Modified Notes and $10.7 million aggregate principal amount, respectively, of the New Notes were issued to related parties which exercised control or direction over more than 10% of our Class A common shares prior to the transactions and as a result, those portions of the transactions were considered to be related party transactions.

     The Modified Notes include convertible notes and interest notes from previous financings and restructurings in 2007, 2012 and 2014. Pursuant to a 2012 restructuring, we issued CVRs that entitle the holders to an aggregate of 5.468% of any future proceeds, net of certain deductions (including income tax calculation and the payment of our then current obligations), actually received by us with respect to the Brisas Arbitration proceedings and/or disposition of the Mining Data.

     The 2018 Convertible Notes bear interest at a rate of 11% per year which is accrued quarterly and is payable in the form of a new 11% Senior Secured Interest Note due December 31, 2018 (the “Interest Notes” and, together with the 2018 Convertible Notes, the “2018 Notes”) and payable in cash at maturity. Interest on the Interest Notes is also payable in additional Interest Notes. The 2018 Convertible Notes are convertible, at the option of the holder, into 333.3333 Class A common shares per $1,000 principal amount (equivalent to a conversion price of $3.00 per common share) at any time upon prior written notice to us. The Interest Notes are not convertible into our Class A common shares or any other security. We also have outstanding $1.0 million aggregate principal amount of 5.50% Senior Subordinated Convertible Notes due June 15, 2022 (the “2022 Convertible Notes” and, together with the 2018 Convertible Notes, the “Convertible Notes”) issued in May 2007 with a maturity date of June 15, 2022. The 2022 Convertible Notes bear interest at a rate of 5.50% per year, payable semiannually in arrears on June 15 and December 15 and, subject to certain conditions we may redeem, repurchase or convert the 2022 Convertible Notes into our Class A common shares at a conversion price of $7.54 per common share.

     The amount recorded as Convertible Notes and Interest Notes in the consolidated balance sheet as of December 31, 2016 is comprised of approximately $36.8 million carrying value of 2018 Notes, approximately $1.0 million of 2022 Convertible Notes and Interest Notes of approximately $6.2 million. The carrying value of the 2018 Convertible Notes is being accreted to face value using the effective interest rate method over the expected life of the 2018 Convertible Notes with the resulting charge recorded as interest expense.

     The 2018 Notes are secured by substantially all of our assets and are subject to certain terms including: (1) the Award and the Mining Data, or any payments made thereon, may not be pledged without consent of holders comprising at least 75% in aggregate principal amount of outstanding 2018 Notes; (2)Êsubject to certain exceptions, we may not incur any additional indebtedness without consent of holders comprising at least 75% in aggregate principal amount of the outstanding 2018 Notes; (3) the Company may not engage in any future financings whether by private placement or otherwise, without the consent of the Majority Holders which expires upon the earliest of (i) a substantial majority of the Awards proceeds being distributed to the shareholders and (ii) December 31, 2016. Thereafter, to the extent the 2018 Notes remain outstanding, each holder of the Secured Notes will have the right to participate, on a pro-rata basis based on the amount of equity it holds, including Class A common shares issuable upon conversion of convertible securities, in any future equity (or equity-linked) or debt financing; (4) the 2018 Notes shall be redeemable on a pro-rata basis, by us at the note holders’ option, for an amount of cash equal to 120% of the outstanding principal balance upon (a) the issuance of a final Arbitration Award, with respect to which enforcement has not been stayed and no annulment proceeding is pending, or (b) our receipt of proceeds from the sale of the Mining Data; provided we shall only be obligated to make a redemption to the extent net cash proceeds received are in excess of $20,000,000, net of taxes and $13,500,000 to fund professional fees and expenses and accrued and unpaid prospective operating expenses; (5) capital expenditures (including exploration and related activities) shall not exceed an aggregate of $500,000 in any 12-month period without the prior consent of holders of a majority in the aggregate principal amount of the outstanding 2018 Notes; (6) subject to certain exceptions, we shall not incur, create or suffer to exist any liens securing indebtedness without consent of holders comprising at least 75% in aggregate principal amount of the outstanding

2018 Notes; and (7) we shall not agree with any holder of the 2018 Notes to any amendment or modification to any terms of any security issued under the indenture governing the 2018 Notes, provide any fees or other compensation whether in cash or in-kind to any holder of such securities, or engage in the repurchase, redemption or other defeasance of any such security without offering such terms, compensation or defeasance to all holders of the 2018 Notes on an equitable and pro-rata basis.

     In accordance with accounting standards, we allocated the 2018 Convertible Notes between their equity and liability component parts based on their respective fair values at the time of issuance. The liability component was computed by discounting the stream of future payments of interest and principal at an effective interest rate of 27% which was the estimated market rate for a similar liability that does not have an associated equity component. The equity portion of the 2018 Convertible Notes was estimated using the residual value method at approximately $18.2 million net of issuance costs which were allocated pro rata between the equity and liability components. The fair value of the liability component is accreted to the face value of the 2018 Notes using the effective interest rate method over the expected life of the 2018 Convertible Notes, with the resulting charge recorded as interest expense. Extinguishment accounting was used for the Modified Notes resulting in a loss of $0.5 million in the fourth quarter of 2015 due to the unamortized discount remaining on the Modified Notes prior to the restructuring.

     In 2016, $7.2 million face value of 2018 Convertible Notes were converted at a price of $3.00 per share resulting in the issuance of 2.4 million Class A common shares. As of December 31, 2016, the Company had $50.9 million face value of Convertible Notes and $6.2 million face value of Interest Notes outstanding.

Note 12. Common Shares:

     On May 17, 2016, we closed a non-brokered private placement with certain arm’s length investors for gross proceeds of $34.3 million (the “Private Placement”). Pursuant to the Private Placement, we issued 8,562,500 Class A common shares at a price of $4.00 per share. No commission or finder’s fee was paid in connection with the Private Placement. The shares were offered pursuant to exemptions from the prospectus requirements of applicable securities legislation and are subject to a hold period in Canada of four months and a day from their date of issuance.

     During 2016 and 2015, certain directors, officers, employees and consultants exercised approximately 2.3 million and 0.4 million outstanding options, respectively for net proceeds to the Company of approximately $4.2 million and $0.7 million, respectively.

Note 13. Income Tax:

     Income tax expense differs from the amount that would result from applying Canadian tax rates to net loss before taxes. These differences result from the items noted below:

	2016	2015
Income tax benefit based on Canadian tax rates	$5,386,423	$4,533,974
Increase (decrease) due to:
Different tax rates on foreign subsidiaries	248,385	222,999
Non-deductible expenses	(1,040,629)	(1,712,121)
Change in valuation allowance and other	(4,594,179)	(3,044,852)
	$–	$–

     No current income tax has been recorded by us for each of the two years ended December 31, 2016. We have recorded a valuation allowance to reflect the estimated amount of the future tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for future tax assets may be reduced in the near term if our estimate of future taxable income changes. The components of the Canadian and U.S. future income tax assets as of December 31, 2016 and 2015 were as follows:

	Future Tax Asset
	2016	2015
Net operating loss carry forwards	$46,962,497	$40,779,302
Property, Plant and Equipment	3,227,610	3,087,432
Capital loss carry forwards	15,411	1,116,595
Other	330,882	325,467
	50,536,400	45,308,796
Valuation allowance	(50,536,400)	(45,308,796)
Net deferred tax asset	$–	$–

At December 31, 2016, we had the following U.S. and Canadian tax loss carry forwards:

U.S.	Canadian	Expires
$1,386,674	$–	2018
1,621,230	–	2019
665,664	–	2020
896,833	–	2021
1,435,774	–	2022
1,806,275	–	2023
2,386,407	–	2024
3,680,288	–	2025
4,622,825	1,946,470	2026
6,033,603	3,612,395	2027
4,360,823	13,768,805	2028
1,769,963	13,048,798	2029
2,159,079	16,121,064	2030
3,216,024	18,051,860	2031
3,041,866	5,237,048	2032
5,532,290	6,734,675	2033
1,933,918	9,702,739	2034
2,099,507	12,593,389	2035
3,770,594	15,742,039	2036
$52,419,637	$116,559,282

CORPORATE INFORMATION

Officers and Directors

Rockne J. Timm

Chief Executive Officer and Director

A. Douglas Belanger

President and Director

Robert A. McGuinness

Vice President of Finance and CFO

Mary E. Smith

Vice President of Administration and Secretary

James H. Coleman

Non-Executive Chairman and Director

James P. Geyer

Director

Jean Charles (JC) Potvin

Director

Patrick D. McChesney

Director

Share Information

Number of Shareholders: Approximately 8,000

Common Shares Issued April 28, 2017 Class A common - 89,848,104 Common Share Purchase Options - 5,877,502

Securities Listings

Canada -

   The TSX Venture Exchange: GRZ.V

United States -

    OTC: GDRZF

Transfer Agent

Computershare Trust Company, Inc. Toronto, Ontario Canada Highlands Ranch, CO USA

Registered Agent

Norton Rose Fulbright Canada LLC

Calgary, Alberta Canada

Office

Corporate

999 W. Riverside Avenue, Suite 401 Spokane, WA 99201 Ph: (509) 623-1500 Fx: (509) 623-1634

Bankers

Bank of America Spokane, Washington USA

Bank of Montreal

Vancouver, British Columbia Canada

Auditors

PricewaterhouseCoopers LLP

Vancouver, British Columbia Canada

Counsel

Norton Rose Fulbright Toronto, Ontario Canada

Baker & McKenzie LLP

Houston, Texas USA

Annual Meeting

The 2017 Annual Meeting will be held at 9:30 a.m. on August 29, 2017 999 W. Riverside Avenue, Suite 401 Spokane, Washington

Additional information regarding the company may be obtained at www.GoldReserveInc.com

Gold Reserve Inc.

999 W. Riverside Ave

Suite 401

Spokane, WA 99201

800.625.9550

www.	goldreserveinc.com